                 U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                                FORM 10SB/A
                              AMENDMENT NO. 1

               General Form for Registration of Securities
                        of Small Business Issuers
                   Pursuant to Section 12(b) or (g) of
                   the Securities Exchange Act of 1934

                        IN-HOUSE REHAB CORPORATION
              ----------------------------------------------
              (Name of Small Business Issuer in its Charter)

          COLORADO                                    84-0987697
-------------------------------             -------------------------------
(State or Other Jurisdiction of             (I.R.S. Employer Identification
 Incorporation or Organization)                         Number)

      325 WEST MAIN STREET, SUITE 1400B, LOUISVILLE, KENTUCKY 40202
      -------------------------------------------------------------
      (Address of Principal Executive Offices, Including Zip Code)

                              (502) 568-8963
                        ---------------------------
                        (Issuer's Telephone Number)

Securities to be registered pursuant to Section 12(b) of the Act:  NONE

Securities to be registered pursuant to Section 12(g) of the Act:

                        COMMON STOCK, NO PAR VALUE

                                 PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

GENERAL DEVELOPMENT OF BUSINESS

     In-House Rehab Corporation (the "Company") was formed under the laws of the State of Colorado in May 1985 under the name of "Perennial Development Corporation" for the purpose of engaging in real estate activities. In April 1987, the Company completed an initial public offering of its securities, and became listed on Nasdaq.

     The Company engaged in commercial land development operations. However, due principally to escalating adverse economic conditions in the real estate markets in which the Company was engaged, management eventually abandoned the development of all of its projects. A combination of high leverage and severe liquidity problems forced management to dispose of the properties during the period from June 1989 to May 1994. A land development project in Somerton, Arizona resulted in the filing of a bankruptcy petition on behalf of a subsidiary which was settled during the year ended May 31, 1995.

     On September 29, 1995, the Company acquired all of the outstanding stock of In-House Rehab, Inc. ("IHR"), a Kentucky corporation, in exchange for 10,460,000 shares of the Company's authorized but unissued Common Stock. Such shares were issued to the former shareholders of IHR and represent 85% of the Company's Common Stock outstanding. As a result of this transaction, there was a change in control of the Company. All of the Company's officers and directors resigned, and new officers and directors selected by IHR were elected.

     IHR was formed in September 1994, and is engaged in providing, on a contract basis, physical, speech and occupational therapy personnel to long-term care providers.

     In November 1995, IHR formed a wholly-owned subsidiary named In House Staffing, Inc. ("IHS"), a Kentucky corporation, established for the purpose of providing services in recruiting rehabilitation therapists for the Company and its customers as well as other health care providers. IHS was merged into IHR on June 1, 1996.

     Effective March 1, 1996, the Company acquired certain assets and liabilities of Total Rehab South, Inc. ("TRS"), a Tampa, Florida based provider of rehabilitation, speech and occupational therapists to nursing homes and long-term care facilities in Florida and Georgia. Included in the assets acquired by the Company are the rights of TRS under contracts it held to provide therapists to 28 facilities. TRS was merged into IHR on June 1, 1996.

     All references to the "Company" herein refers to the Company and its subsidiaries, unless the context otherwise requires.

     Effective September 1, 1996, the Company acquired all of the stock of Regal Health Care, Inc. ("RHC"), a Clearwater, Florida based provider of psych/social services to nursing homes and long-term care facilities in North Carolina.

     In November 1996, the Company's shareholders approved an amendment to the Company's Articles of Incorporation to change the name of the Company to "In-House Rehab Corporation," and this became effective on December 9, 1996.
                               -2-
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     Effective December 1, 1996, the Company acquired all of the stock of RT
Group Inc. ("RTG"), an Indianapolis, Indiana based provider of respiratory therapy services to nursing home and long-term care facilities in Indiana. On that same date, the Company also acquired all of the stock of Daily Rehabilitation Institute, Inc. ("DRI"), a Jacksonville, Florida based outpatient rehabilitation agency.

     In April 1997, the Company announced that it had entered into a letter agreement concerning the proposed acquisition of Quality Care and Rehab, Inc. ("QCR"), a privately-held provider of therapy services serving Louisiana, Mississippi and Arkansas. The acquisition would be in the form of a stock purchase, with the Company acquiring 100% of the stock of QCR in exchange for a combination of cash and Common Stock of the Company with a total value of $6 million. The transaction is contingent upon the results of a formal audit of QCR's financial statements, discovery associated with due diligence and the Company obtaining financing to fund the acquisition. The closing of this transaction would also be subject to the execution of a definitive agreement which would contain various representations and warranties of each party and which would require the approval of the directors of each company.

CONTRACT THERAPY SERVICES

     The Company primarily provides rehabilitation therapists to nursing facilities on a contract basis. These include physical therapists, occupational therapists, speech-language pathologists, respiratory therapists and psych/social services counseling, working together to improve the ability of patients to perform the activities of daily living. Physical therapy effects muscular and neural responses in an effort to improve patients' physical strength and range of motion. Occupational therapy is the evaluation and treatment of physical, cognitive and psychosocial performance deficits in activities of daily living. Speech-language pathology is the diagnosis and treatment of speech, language, voice and swallowing disorders. Respiratory therapy is the evaluation and treatment of breathing disorders. Psych/social services is the evaluation and psychological counseling of patients suffering from severe depression.

     The long-term care industry has typically contracted for therapy services for the following reasons:

          INSUFFICIENT CASELOAD. The average nursing facility of approximately 100 beds has insufficient and/or irregular caseloads, which makes it uneconomical to operate its own therapy program with the full-time employment of therapists and the associated costs of administration.

          SUPPLY OF THERAPISTS. There is an inadequate supply of therapists and the work force is characterized by high turnover. Consistent staffing levels are difficult to maintain, which jeopardizes service levels and quality.

          EXPERTISE. Therapy revenues represent a relatively small percentage of a nursing facility's total revenues and operating activities. Reimbursement and regulatory complexities concerning appropriate utilization, documentation, denials management and quality oversight, if inadequately administered, can seriously erode the profitability of therapy programs staffed by and managed by employees of the nursing facility. As a result, nursing facilities frequently choose to contract for specialized expertise.

     In the current unsettled environment, the Company believes that it is well-positioned to compete effectively with other contractors due to: (i) a multi-disciplinary team approach to therapy that is designed to deliver a high level of quality, (ii) reimbursement and regulatory expertise to assist nursing
                               -3-
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facility operators in their dealings with third-party payors, principally
Medicare, and (iii) sophisticated management information systems to assist operators in analyzing clinical outcomes, therapy utilization, claim denials, staffing and marketing and educational activities.

     The supply of therapists is growing at a rate of less than 5% per year, yet the demand for therapists is growing at 8% to 10% per year. The Bureau of Labor Statistics estimates that the shortage of therapists will continue into the first decade of the next century. The principal limitations on the supply of therapists are the lack of funding to increase the number and size of educational programs and increasingly stringent accreditation requirements. To address these issues, the Company has developed the following programs:

     1. UNIVERSITY RECRUITMENT PROGRAM. Utilizing a director of university and client relations, the Company has developed a comprehensive program to establish relationships with the pool of therapists coming into the marketplace. The strategy includes four levels of involvement depending upon the target university:

          LEVEL ONE - The Company is in contact with over 100 schools around the country where students are provided with Company and industry specific promotional materials.

          LEVEL TWO - The Company coordinates on-site visits to 30 to 50 schools per year and conducts job fairs, receptions and other activities to establish a presence and build relationships.

          LEVEL THREE - In addition to the above, a closer working relationship is established with the faculty and student population by sponsoring awards and assisting with the students' clinical training.

          LEVEL FOUR - As an extension of level three involvement, the Company will also provide clinical internships which provide students with hands-on training at one or more of its facilities.

     2. DIVERSIFIED CAREER PATHS. Access to long-term care, acute care hospitals, free-standing clinics, and other work settings, provides the Company with the ability to offer a therapist exposure and experience in various clinical settings.

     3. ON-SITE MANAGEMENT SUPPORT. The Company is committed to on-site management in every facility, clinic or other work setting regardless of size. Management believes this feature differentiates the Company from the competition in its ability to attract new business and retain therapists.

     The deficiency in the ratio of therapists supply and demand will continue to require the utmost attention from the Company's management.

     Employee turnover in the rehabilitation industry is high relative to other industries because of the supply/demand imbalance. Also affecting turnover is the aggressive recruiting that occurs within the industry and the demographics of the largely young, female and mobile therapist population. Furthermore, therapist turnover rates in nursing facilities are traditionally higher than in other therapy settings due to the increased difficulties in treating geriatric patients.
                               -4-
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SERVICE AGREEMENTS

     The Company enters into Contracts for Therapy Program Services with operators of long-term care facilities which provide that the Company will provide rehabilitation services to the facilities' patients based upon medical necessity, professional recruiting, rehabilitation management, and support to the facilities for obtaining reimbursement from third-party payors. The Company's services include:

     (1) Recruiting physical therapists, speech therapists, occupational therapists, rehabilitation case managers, and other personnel as agreed upon, to provide services at the nursing home to be employed either by the Company, or, in some instances, by the nursing home;

     (2) Providing a program enhancement specialist in long-term care and rehabilitation to support, council, advise and assist in directing the development of the rehabilitation activity within the facility;

     (3) Providing a reimbursement specialist to assist with recommendations on financial matters to the facility's administration;

     (4) Procuring equipment as needed for the facility to assure that rehabilitation activities function at a level commensurate with patient requirements;

     (5) Reviewing compliance with all state and federal guidelines relative to therapist credentials; and

     (6) Providing manuals and other educational materials to enhance the overall capabilities of the rehabilitation departments of the facility.

     In exchange for the services provided, the Company receives a fixed monthly fee, which may be adjusted if the quantity of equipment, therapists or other services subsequently change; a one-time set up fee; and a monthly fee based on the number of treatment units of service provided by employees of the Company.

     The Contract terms for Therapy Program Services vary from one to five years. However, the contracts may be terminated upon either thirty or sixty days notice, depending upon the specific contract in question.

     At February 28, 1997, the Company had Contracts for Therapy Program Services with 71 nursing homes in the southeastern United States; 31 of these facilities are either owned, operated or managed by Retirement Care Associates, Inc.("Retirement Care"), a principal shareholder of the Company. The Company intends to increase the number of contracts it has with long-term care facilities operated by entities other than Retirement Care. However, the Company is currently highly dependent on its contracts with Retirement Care. If, for any reason, Retirement Care were to cancel some or all of these contracts (which could occur on as little as 60-days' notice), the Company's operations could be materially and adversely affected.

     In February 1997, Retirement Care announced that it had entered into a merger agreement with Sun Healthcare Group, Inc. ("Sun Healthcare") pursuant to which Retirement Care would be merged into a subsidiary of Sun Healthcare. Sun Healthcare currently has a subsidiary which provides rehabilitation services. As a result it is anticipated that if the merger is completed at least some, and possibly all of these contracts will be terminated on as little as 60 days'
                               -5-
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notice.  During the nine months ended February 28, 1997, contracts with
Retirement Care facilities represented approximately $6,175,704 in revenue to the Company.


ACQUISITION OF ASSETS OF TOTAL REHAB SOUTH

     Effective March 1, 1996, the Company acquired certain assets and liabilities of Total Rehab South, Inc. ("TRS"), a Tampa, Florida based provider of rehabilitation, speech and occupational therapists to nursing homes and long-term care facilities in Florida and Georgia. Included in the assets that the Company purchased were $900,000 in accounts receivable and the rights of TRS under contracts it held to provide therapists to 28 facilities. The Company also assumed up to $75,000 of liabilities of TRS. The total price paid by the Company under the asset purchase agreement and a related non-competition agreement was $1,010,601 and $185,601, respectively.

     In connection with this acquisition, the therapists employed by TRS became employees of the Company.

     The Company believes that contracts acquired from TRS represent annual revenues of over $4,000,000. Based on accounting records obtained from TRS, during the year ended December 31, 1995, TRS had approximately $2,251,000 in revenue from operations, and the direct expenses related to such revenue was approximately $1,860,000. The gross profit of approximately $391,000 is before selling, general and administrative, income tax, and other expenses. Under the Company's management, this segment of the business generated revenues of $2,487,950 and a gross profit of $924,832 during the six months ended November 30, 1996.

ACQUISITION OF STOCK OF REGAL HEALTH CARE

     The Company acquired all of the stock of Regal Health Care, Inc. ("RHC") on September 1, 1996, for $1.00. RHC is a Clearwater, Florida based provider of psyche/social services to nursing homes and long-term care facilities in North Carolina. Upon acquisition, RHC had assets totaling approximately $30,000 and liabilities totaling approximately $70,000 with annualized revenues of $96,000 and pre-tax earnings of $17,000. The Company has now added psych/social services to the rehabilitation services it currently offers.

ACQUISITION OF STOCK OF RT GROUP

     The Company acquired all of the stock of RT Group, Inc. ("RTG") on December 1, 1996, in exchange for $150,000 in cash. RTG is a Indianapolis, Indiana based provider of respiratory care to nursing homes and long-term care facilities in Indiana. Upon acquisition, RTG had assets totaling approximately $75,000 and liabilities totaling approximately $49,000 with annualized revenues of $200,000. An accurate assessment of RTG's profit potential cannot be made due to certain administrative functions performed by a related company that were not charged to RTG. The Company will now offer respiratory therapy services along with rehabilitation and psych/social services in facilities under contract.

ACQUISITION OF STOCK OF DAILY REHAB

     The Company acquired all of the stock of Daily Rehabilitation Institute, Inc. ("DRI") on December 1, 1996, in exchange for $1.00 and an option to purchase 30,000 shares of the Company's Common Stock at $2.25 per share. DRI is a Jacksonville, Florida based provider of outpatient rehab services in a clinic
                               -6-
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setting.  Upon acquisition, DRI had assets totaling approximately $116,000 and liabilities totaling approximately $124,000 with annualized revenue of $60,000 and a pre-tax loss of $10,000. The clinic is a Medicare certified facility that the Company intends to market in the Florida based assisted living community.

MARKETING

     The Company's IHR subsidiary employs a Vice President of Marketing who, together with the Company's President, actively solicits contracts from long-term care providers. The Company anticipates that these efforts will result in obtaining more contracts from non-affiliated companies.

COMPETITION

     The health care industry in general, and rehabilitation in particular, is highly competitive and subject to continual changes in methods of service delivery and provider selection. Rehabilitation is largely a local market business and competition varies considerably among markets. The primary competitive factors in such local markets are quality of patient care services, charges for services and responsiveness to meeting the needs of patients, customer health care facilities, referral sources and payors.

     Key competitive factors in the contract therapy services business include the ability to provide therapy staff to meet the therapy needs at customer facilities and the ability to provide management and clinical support to such staff. The Company will compete in local markets with other national and regional and local contract therapy providers. The demographics of potential customers are expected to change as some larger nursing home chains attempt to take their services in-house. This may increase the competition for remaining customers. Although the Company intends to expand its customer contracts in the nursing home industry, the successful development of such in-house programs by a large number of customers could adversely affect the Company's ability to do so.

     The Company believes that its ability to compete is enhanced by the relationships management has established within the long-term care industry. The Company's services are also unique in that the facility administrator has the option to have the Company manage the rehabilitation department totally, or to utilize the Company as a traditional provider in selected disciplines. The flexibility of service approach is different from the larger competitors which typically offer only contract therapy. The Company also provides a rehabilitation director to oversee treatment in each facility. This feature should appeal to smaller nursing home chains. The Company is also involved in the development of sub-acute care units. This particular aspect of service appeals to mid-size chains that cannot afford to hire management personnel with this highly specialized expertise.

REIMBURSEMENT/GOVERNMENT PROGRAMS

     Reimbursement for medical rehabilitation services is available through Medicare, Medicaid, commercial insurance, managed care programs, veterans benefits, workers' compensation and other government programs. Medicare is a federally funded health program which provides health insurance coverage for certain disabled persons and persons age 65 or older. Medicaid is a health insurance program, jointly funded by the federal and state governments, which provides health insurance coverage for certain financially or medically needy persons regardless of age. Medicaid benefits supplement Medicare benefits for financially needy persons age 65 or older. Congress has provided, through the Medicare program, for coverage of contract therapy services. A substantial
                               -7-
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portion of the Company's business, in effect, is reimbursed by Medicare, and a small portion by Medicaid. As a result, regulations regarding Medicare and Medicaid eligibility, certification and reimbursement are important to the Company's activities and changes in these programs or regulations could adversely affect the Company's business.

     The Congress is considering health care reform and balanced budget proposals. Consideration is expected on measures which will control health care costs. Legislative changes to slow the annual rate of growth of Medicare and Medicaid are expected. Such changes may impact reimbursement for rehabilitation.

     Medicare reimburses the nursing facility for contract therapy services on a cost basis, and reimbursement levels are determined based on a reasonable-cost standard. Specific guidelines exist for evaluating the reasonable cost of physical therapy. General guidelines exist for evaluating the reasonable cost of occupational therapy, speech-language pathology services, respiratory therapy and psych/social services. When a nursing facility contracts with a third party, such as the Company, for physical therapy services, a standard rate system applies. This system is called salary-equivalency. The physical therapy salary-equivalency rates have been adjusted annually based on a 1983 standard but do not adequately reflect salary inflation since 1983. As a result, physical therapy contract services are essentially a break-even business for many contractors.

     The Health Care Financing Administration ("HCFA"), the federal agency responsible for the rules governing Medicare and Medicaid, has indicated it intends to issue specific reimbursement guidelines for occupational therapy and speech-language pathology services and to recalculate and update the existing guidelines for physical therapy services. Proposed rules governing such guidelines are expected for public comment in the second quarter of calendar year 1997. Final rules are expected to be promulgated in the last quarter of calendar year 1997.

     Management believes that, when occupational therapy and speech-language pathology services guidelines are established, HCFA will recalculate and update the physical therapy salary-equivalency guidelines in consideration of the substantial increases in salary and services standards since these guidelines were last revised. Because the nature and magnitude of these changes are not certain at this time, there are no assurances with respect to the impact such changes may have on the Company. There can be no assurance that future (i) legislation, either health care or budgetary, (ii) regulatory changes or (iii) interpretations of regulations, will not have a material adverse effect on the future operations of the Company.

     Until such time as salary-equivalency guidelines are formally promulgated, contract occupational therapy and speech-language pathology services are evaluated based upon the reasonableness of costs incurred by the provider under a "prudent buyer" standard. During the past two years, HCFA has issued several directives to its fiscal intermediaries instructing them on how to ensure therapy costs are reasonable. One such advisory issued in April 1995 was controversial as it included a series of data tables with incomplete instructions. Responding to concerns raised by the nursing home and rehabilitation sectors, HCFA clarified its guidance in a June 1995 directive reiterating that fiscal intermediaries must apply the "prudent buyer" principle when evaluating whether a facility's costs are substantially out-of-line. Intermediaries are instructed to consider relevant facts and circumstances concerning a facility's contracting costs. The attention being given by HCFA to these instructions has increased scrutiny of contracting practices.
                               -8-
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GOVERNMENT REGULATION

     The health care industry, including rehabilitation services, is subject to extensive federal, state and local regulation. The various layers of regulation affect the Company's business by requiring licensure or certification of its employees and controlling reimbursements for services provided. Government and other third-party payors' health care policies and programs have been subject to changes in payment and methodologies for a number of years. Efforts to reform the nation's health care system could induce additional changes. See "REIMBURSEMENT/GOVERNMENT PROGRAMS," previously discussed.

     Various state and federal laws and regulations govern relationships between providers of health care services and physicians, including employment or service contracts and investment relationships. These laws and regulations include the fraud and abuse provisions of the Medicare and Medicaid statutes, which prohibit the payment, receipt or offering of any direct or indirect remuneration for the referral of or to induce a referral of Medicare or Medicaid patients or for the ordering or providing of Medicare or Medicaid covered services, items or equipment and the self-referral provisions of federal and state law which generally prohibit referrals by a physician to persons with whom the physician has certain types of financial relationships. Violations of these provisions may result in civil or criminal penalties for individuals or entities and/or exclusion from participation in the Medicare and Medicaid programs. Management believes it is in compliance with these laws and regulations and has established a broad-based compliance program to ensure conformity to these rules as well as to other laws and regulations.

INSURANCE

     Companies which provide rehabilitation therapy services are subject to personal injury and other liability claims which are normally covered by insurance. The Company maintains liability insurance coverage in amounts deemed appropriate based on the nature and risks of the business. There can be no assurance that a future claim will not exceed insurance coverage or that such coverage will continue to be available. In addition, continued substantial increases in the cost of such insurance could have an adverse effect on the Company's business.

EMPLOYEES

     As of February 28, 1997, the Company had approximately 305 employees of which 156 are full-time. The Company's employees are not represented by any labor union. Management believes that its relationship with its employees are favorable.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

RESULTS OF OPERATIONS

NINE MONTHS ENDED FEBRUARY 28, 1997 COMPARED TO NINE MONTHS ENDED FEBRUARY 29, 1996

     The Company generated $11,161,550 in gross revenue for the nine months ended February 28, 1997 compared with $3,501,953 in the same period of the prior year. The increase is almost entirely due to the addition of 47 new service contracts. A very small portion of the change resulted from rate adjustments.
                               -9-
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     Operating expenses as a percentage of revenue for the nine months ended
February 28, 1997 were 71.2%. This compares with 68.0% for the same period of the prior year. The increase is attributed to the addition of clinical specialists hired to improve the quality of service and the amortization of good will associated with the acquisition of Total Rehab South.

     Selling, general and administrative expenses for the nine months ended February 28, 1997 were 14.4% of revenue compared to 18.4% for the same period of the prior year. The improvement resulted from increasing revenue at a faster rate than the associated overhead. This trend is expected to continue.

     Interest expense for the nine months ended February 28, 1997 was $91,794 versus $42,188 for the same period of the prior year. The increase resulted from expanding the credit line in order to finance the Company's increase in accounts receivable reflecting the Company's growth.

     The income tax provisions for the nine month periods ended February 28, 1997 and 1996 were 39.9% and 38.0%, respectively.

     The factors discussed above have resulted in earnings of $910,487 for the nine months ended February 28, 1997 compared with $267,387 during the same period of the prior year.


FISCAL YEAR ENDED MAY 31, 1996 COMPARED TO PERIOD FROM SEPTEMBER 21, 1994 (INCEPTION) TO MAY 31, 1995

     During the fiscal year ended May 31, 1996, the Company had revenues of $6,623,410 as compared to $335,404 during the period ended May 31, 1995. The substantial increase reflects the fact that prior to May 31, 1995, the Company was in a start-up phase and had only limited operations.

     Operating expenses as a percentage of revenues during the year ended May 31, 1996 were approximately 71.6% as compared to approximately 95.8% during the prior period. The reduction in the percentage reflects the fact that the Company was in a start-up phase in the prior period and was not able to achieve normal operations until the year ended May 31, 1996.

     Selling, general and administrative expenses as a percentage of revenues during the year ended May 31, 1996, were approximately 17.8% as compared to approximately 30.4% during the prior period. The reduced percentage reflects the Company's start-up of operations in the prior period.

     Interest expense during the year ended May 31, 1996 was $65,533. The Company had no interest expense in the prior period. The interest expense is a result of borrowings under a line of credit which the Company obtained in June 1995.

     As a result of the factors described above, the Company had a net income of $394,263 during the year ended May 31, 1996, as compared to a loss of $(91,784) during the prior period.

LIQUIDITY AND CAPITAL RESOURCES

     As of February 28, 1997, the Company had working capital of approximately $2,497,125 as compared to working capital of approximately $485,079 at February 28, 1996. The increase was primarily due to an increase in trade receivables which were the result of an increase in the number of contracts being serviced. As of February 28, 1997, the Company had 71 rehabilitation service contracts compared with 24 on February 29, 1996.

     Net cash used in operating activities totaled $1,687,588 for the nine months ended February 28, 1997. This compares with $1,007,431 for the same period of the prior year. The increase was primarily due to an increase in accounts receivable caused by higher service revenue. The change was partially offset by an increase in net income.

     The Company used $370,455 toward investing activities during the nine month period compared with $34,504 in the same period last year. The increase resulted from the addition of equipment and two minor acquisitions: RT Group, Inc. (a respiratory therapy company) and the purchase of nine Arkansas facility contracts. Other than the potential acquisition of new companies, the Company does not anticipate any other significant investing activities.

     Net cash provided by financing activities for the nine months ended February 24, 1997 was $2,105,761 compared with $1,007,500 for the same period last year. The increase was almost entirely due to the use of short-term borrowing under the Company's credit line. The need for financing is a normal result of the Company's growth, and the Company's management expects it to continue.


     At May 31, 1996 the Company had working capital of approximately $1,712,000 as compared to approximately $239,000 at May 31, 1995. The increase was a result of the sale of common stock during the year ended May 31, 1996 as well as the net income for the year.

     Net cash used in operating activities totaled approximately $1,295,000 for the year ended May 31, 1996 as compared to approximately $222,000 used in operation activities during the period from September 21, 1994 (inception) to May 31, 1995. The increased use of cash was primarily due to an increase in accounts receivable as a result of increased operations.

     The Company used approximately $573,000 in investing activities during the year ended May 31, 1996 as compared to approximately $15,000 used in investing activities during the prior period. The increase was a result of the purchase of equipment and the purchase of Total Rehab South, Inc.

     During the year ended May 31, 1996, the Company had cash flows from financing activities of approximately $1,765,000 as compared to $340,000 provided from financing activities during the prior period. The increase was primarily due to a private offering of common stock which provided net proceeds of approximately $1,292,000.

     As of February 28, 1997, the Company had a $2.5 million line of credit under which $2,400,000 had been borrowed. In March 1997, the line of credit was increased to $4.5 million. This line of credit together with cash flows from operations are expected to be sufficient to meet the Company's cash requirements for the remainder of the current fiscal year for its current level of operations.

     In April 1997, the Company announced that it had entered into a letter agreement to acquire Quality Care and Rehab, Inc., a therapy services provider, in exchange for a combination of cash and Common Stock with a total value of $6 million. The cash portion of this proposed acquisition of approximately $1 to $1.8 million would require additional funding. The Company intends to raise such funds through the sale of equity or debt financing. There can be no assurance that the Company will be able to obtain such financing on acceptable terms.


                               -11-
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NEW ACCOUNTING STANDARDS

     In October 1995, the FASB issued SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, which encourages, but does not require, companies to measure the compensation cost of stock-based compensation plans at the grant date based on the fair value of the stock-based award. Companies may continue accounting for stock-based compensation under APB Opinion 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, provided the Company discloses the pro forma effects on net income and earnings per share had the new accounting requirements been applied. This statement is effective for the Company's fiscal year ending May 31, 1997 annual financial statements. The Company intends to continue accounting for stock-based compensation awards under the provisions of APB 25.

     The Company will adopt Statement of Financial Accounting Standards No. 128 "Earnings Per Share" for the year ended May 31, 1998 including interim periods. This accounting pronouncement requires the disclosure of basic and diluted earnings per share. The Company believes that, upon adoption, diluted earnings per share will approximate earnings per share as previously reported. Because the concept of basic earnings per share does not include the impact of common stock equivalents, such as stock options, basic earnings per share will be higher than diluted earnings per share.

ITEM 3.  DESCRIPTION OF PROPERTY.

     Effective February 1, 1997, the Company entered into a new five year lease for approximately 7,400 square feet of office space at Waterfront Plaza, 325 West Main Street, Louisville, Kentucky 40202. The base rent is $7,067.71 per month and is fixed for the five year period.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth, as of March 31, 1997, each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all Directors and Executive Officers individually and all Directors and Executive Officers of the Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.


                                  AMOUNT OF BENEFICIAL           PERCENTAGE
NAME AND ADDRESS                       OWNERSHIP                  OF CLASS
----------------                  --------------------           ----------
David V. Hall                          4,665,150<FN1>              35.0%
9505 Williamsburg Plaza
Louisville, Kentucky  40222

Robert J. Babine                       1,038,000<FN2>               7.8%
9505 Williamsburg Plaza
Louisville, Kentucky  40222

Chris Brogdon                            130,000<FN3>               1.0%
c/o Retirement Care Associates,
  Inc.
6000 Lake Forrest Drive, Suite 200
Atlanta, Georgia  30328

Rebecca H. Krueger                       104,000<FN4>               0.8%
9505 Williamsburg Plaza
Louisville, KY  40222
                               -12-

Retirement Care Associates, Inc.       3,661,000<FN5>              27.4%
6000 Lake Forrest Drive, Suite 200
Atlanta, Georgia  30328

All Executive Officers and             5,938,150                   44.2%
Directors as a Group
(4 Persons)
_________________

<FN1>
Includes 4,655,150 shares held directly by Mr. Hall and 10,000 shares held by his wife as custodian for two minor children.
<FN2>
Includes 1,022,000 shares held directly by Mr. Babine and 16,000 shares held by two of his children who share his home.
<FN3>
Includes 85,000 shares held directly by Mr. Brogdon, 25,000 shares held by his wife, and 20,000 shares held by a daughter. Does not include the shares held by Retirement Care Associates, Inc., of which Mr. Brogdon is President, Director and a principal shareholder.
<FN4>
Includes 4,000 shares held directly by Mrs. Krueger and 100,000 shares underlying a stock option held by her.
<FN5>
Retirement Care Associates, Inc. ("Retirement Care") is a publicly-held corporation of which Chris Brogdon is President, Director and a principal shareholder; Edward E. Lane is Secretary, Director and a principal shareholder; Darrell C. Tucker is a Director and a President of a subsidiary; and Michael P. Traba and Julian S. Daley are Directors. In addition, Connie Brogdon, the wife of Chris Brogdon, is a principal shareholder of Retirement Care. The following sets forth the approximate percentage ownership beneficially held by such persons in Retirement Care:
                      Chris Brogdon          19.4%
                      Edward E. Lane         17.6%
                      Darrell C. Tucker       4.5%
                      Julian S. Daley         0.3%
                      Harlan Mathews          0.1%
                      Connie Brogdon         19.4%

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The Directors and Officers of the Company are as follows:

     NAME               AGE        POSITIONS AND OFFICES HELD
     ----               ---        --------------------------
David V. Hall           54         President and a Director

Robert J. Babine        53         Chief Financial Officer, Secretary,
                                   Treasurer and a Director

Chris Brogdon           47         Director

Rebecca H. Krueger      41         Chief Operations Officer
                               -13-
     There is no family relationship between any Director or Executive Officer of the Company.

     The Company has no nominating, compensation or audit committees.

     Set forth below are the names of all Directors and Executive Officers of the Company, all positions and offices with the Company held by each such person, the period during which he has served as such, and the principal occupations and employment of such persons during at least the last five years:

     DAVID V. HALL - PRESIDENT AND DIRECTOR. Mr. Hall has been President and Director of the Company since September 1995, and has held these same positions with In-House Rehab, Inc. ("IHR"), the Company's wholly-owned subsidiary, since September 1994. From 1986 to 1993, he was President of The Cardinal Group, a nursing home operator which he founded, which grew to 26 nursing homes. Mr. Hall sold this company in 1993, and he was actively involved in winding up this sale until the Summer of 1994. During this period of time and until September 1994, he also worked on plans for starting In-House Rehab, Inc. Since 1994, Mr. Hall has also served as Chairman of the
Board of Hallmark Communications, a company engaged in selling long distance telephone service, primarily to businesses. From 1980 to 1985, he was President, founder and sole owner of Cardinal Medical Corporation which operated six full service nursing homes in Kentucky, which were sold to Hillhaven Corp. in 1985 due to a change in Kentucky's Medicaid reimbursement regulations. From 1977 to 1980, he was President, founder and sole owner of Clinical Management Associates, a contract respiratory and cardiopulmonary company which provided professionals and equipment to acute care hospitals.
At the time that Mr. Hall sold this company, it provided services to 22 hospitals in five states, had annual revenues of $6 million and had approximately 220 employees. He received a B.A. Degree from the University of Louisville in 1964.

     ROBERT J. BABINE - CHIEF FINANCIAL OFFICER, SECRETARY, TREASURER AND DIRECTOR. Mr. Babine has been Chief Financial Officer, Secretary, Treasurer and a Director of the Company since September 1995, and has held these same positions with IHR, the Company's wholly-owned subsidiary, since September
1994.   From 1993 to 1994, he was Vice President of Management Alternatives,
Inc., a financial consulting firm specializing in mergers and acquisitions. Since 1990, Mr. Babine has also been owner of RJB Holdings, Inc., which has investments in real estate and service related businesses. From 1989 to 1990, Mr. Babine was Vice President and CFO for Burris Foods, Inc., a wholesale food distributor. From 1984 to 1989, he was controller for KFC International which handled international operations for the Kentucky Fried Chicken restaurant chain. Prior to that time he was Director of Accounting for KFC International from 1982 to 1984. Mr. Babine also has experience as an auditor with Arthur Young International accounting firm from 1974 to 1978. He received a B.S. Degree in 1972 and a MSBA Degree in Finance/Accounting in 1974 from the University of Massachusetts. Mr. Babine became a CPA in Connecticut in 1976.

     CHRIS BROGDON - DIRECTOR.  Mr. Brogdon has been a Director of the
Company since September 1995. He has served as President and a Director of Retirement Care Associates, Inc. ("Retirement Care"), a New York Stock Exchange listed company, since October 1991. He also served as Treasurer of Retirement Care from October 1991 to November 1993. He served as Secretary of Capitol Care from July 1990 until it was merged into Retirement Care in November 1992, and now serves in these same capacities with Capitol Care. Mr. Brogdon has been involved in financing and operating nursing homes and retirement communities since 1982. From 1969 until 1982, Mr. Brogdon was employed in the securities business as a retail salesman. Mr. Brogdon attended Georgia State University in Atlanta, Georgia. Since March 1987, Mr. Brogdon has been Secretary/Treasurer of Winter

Haven Homes, Inc. ("WHH") and since August 1990, he has been Secretary/Treasurer of National Assistance Bureau, Inc. ("NAB"). Both WHH and NAB are engaged in the business of owning and operating nursing homes and retirement communities. Mr. Brogdon also serves as Chairman of the Board of Contour Medical, Inc., a publicly-held company, which is a manufacturer and distributor of orthopedic care and rehabilitation products and disposable medical products.

     REBECCA H. KRUEGER - CHIEF OPERATIONS OFFICER. Mrs. Krueger became employed by the Company in June 1996, and became Chief Operations Officer in September 1996. From September 1990 to December 1995, she was employed by Transitional Health Services ("THS") which was acquired by WelCare International Management Corporation, Atlanta, Georgia ("WelCare") in December 1995, and continued to be employed by WelCare until June 1996. THS and WelCare operate and manage a large number of nursing home facilities. Initially, Mrs. Krueger was Director of Nursing of a facility owned by THS where she supervised a nursing staff of approximately 160 persons, and directed a rehabilitation program. Beginning in May 1992, she became a Regional Nurse Consultant/Quality Assurance Specialist for THS, and was responsible for eight facilities in evaluating staff performance and compliance with federal and state regulations. In January 1994, Mrs. Krueger became a Regional Director of Operations for THS where she was responsible for the total operations of three to six long-term care facilities in Indiana, Kentucky and Arkansas. Finally, from March 1996 to June 1996, she was National Director of Subacute Services for WelCare, where she was responsible for the development of all subacute and postacute programs for up to 78 facilities. Mrs. Krueger graduated from the University of the State of New York in 1989 with an Associate Science and Nursing Degree.

     The Company's executive officers hold office until the next annual meeting of directors of the Company. There are no known arrangements or understandings between any director or executive officer and any other person pursuant to which any of the above-named executive officers or directors was selected as an officer or director of the Company.

ITEM 6.  EXECUTIVE COMPENSATION.

     The following table sets forth information regarding the executive compensation for the Company's President for the fiscal year ended May 31, 1996, and the period of September 21, 1994 through May 31, 1995. No other executive officer's total salary exceeded $100,000 during such periods.

                                  SUMMARY COMPENSATION TABLE
                                                          LONG-TERM COMPENSATION
                                                       ---------------------------
                                                            AWARDS         PAYOUTS
                                                       ------------------  -------
                                                                 SECURI-
                           ANNUAL COMPENSATION                   TIES
                     --------------------------------            UNDERLY-
                                              OTHER    RE-       ING                ALL
                                              ANNUAL   STRICTED  OPTIONS/           OTHER
NAME AND PRINCIPAL                            COMPEN-  STOCK     SARs      LTIP
COMPEN-
     POSITION        YEAR  SALARY    BONUS    SATION   AWARD(S)  (NUMBER)  PAYOUTS  SATION
------------------   ----  -------  --------  -------  --------  --------  -------  ------
David V. Hall,       1996  $69,200  $100,522  $14,654    -0-       -0-       -0-    3,881
 President                                    <FN1>                                 <FN2>
                     1995  $ -0-    $  -0-    $ 1,946
                                              <FN3>
---------------
                                   -15-

<FN1>
Represents $4,974 paid for medical insurance benefits above those provided to other full-time employees of the Company, and $9,680 paid for expenses of an automobile provided for
Mr. Hall's use.
<FN2>
Represents the premium paid for a term life insurance policy provided for Mr.
Hall's benefit.
<FN3>
Represents $1,181 paid for medical insurance benefits above those provided to other full-time employees of the Company, and $765 paid for expenses of an automobile provided for Mr. Hall's use.

     Effective February 1, 1996, the Company entered into three year employment agreements with David V. Hall, President of the Company, and Robert
J. Babine, Chief Financial Officer, Secretary and Treasurer of the Company. The Employment Agreements provide that each will devote a substantial portion of their time to the Company, and that Mr. Hall will receive a base salary of $200,000 per year and Mr. Babine will receive a base salary of $100,000 per year. Mr. Hall and Mr. Babine will also receive bonuses at the discretion of the Board of Directors and the use of an automobile at a maximum cost of $10,000 per year for Mr. Hall and $6,000 per year for Mr. Babine. In addition, the employment agreements provide that the Company will pay for term life insurance policies in the amount of $2,000,000 for Mr. Hall and $500,000 for Mr. Babine. The proceeds of these policies will be payable to the respective estates of Mr. Hall and Mr. Babine.

     In the event that the Company terminates either of these employment agreements without cause, or as a result of a change in control, the Company will be required to pay the base salary for the remaining initial term of the agreement, or twelve (12) months, whichever is greater. In addition, the Company may be required to repurchase up to 50% of the stock held by the Officers and provide for family medical insurance until the age of 65.

     Rebecca Krueger, Chief Operations Officer, will receive an annual salary of $90,000 and a bonus to be determined by the Board of Directors. She is also entitled to a car allowance of $400 per month and the Company's standard benefit package. She also received 100,000 stock options exercisable at a price of $2.00 per share over a three year period.

DIRECTOR COMPENSATION

     Directors of the Company do not receive any fees for their services in such capacity. However, each Director is reimbursed for all reasonable and necessary costs and expenses incurred as a result of being a Director of the Company.

STOCK OPTION PLAN

     In October 1996, the Company's Board of Directors adopted the Company's 1996 Stock Option Plan (the "1996 Plan"). The 1996 Plan allows the Board to grant stock options from time to time to employees, officers and directors of the Company and consultants to the Company. The Board has the power to determine at the time the option is granted whether the option will be an Incentive Stock Option (an option which qualifies under Section 422 of the Internal Revenue Code of 1986) or an option which is not an Incentive Stock Option. However, Incentive Stock Options will only be granted to persons who are key employees of the Company. Vesting provisions are determined by the Board at the time options are granted. As originally adopted, the total number of shares of Common Stock sub- ject to options under the 1996 Plan was not to exceed 1,000,000, subject to adjustment in the event of certain recapitalizations, reorganizations and similar transactions. The option price cannot be less than the fair market value of a share on the date the option is granted and it must be satisfied by the payment of cash.

     The Board of Directors may amend the 1996 Plan at any time, provided that the Board may not amend the 1996 Plan to materially increase the number of shares available under the 1996 Plan, materially increase the benefits accruing to Participants under the 1996 Plan, or materially change the eligible class of employees without shareholder approval.

OUTSTANDING OPTIONS UNDER THE PLAN

     On December 26, 1996, the Company's Board of Directors granted options to purchase an aggregate of 112,000 shares of Common Stock at $2.00 per share under the 1996 Plan. The options are fully vested and expire three years after the date of grant. Included in these options are non-qualified options to purchase 100,000 shares granted to Rebecca Krueger, Chief Operations Officer of the Company.

OTHER OUTSTANDING OPTIONS NOT UNDER THE PLAN

     On June 1, 1996, the Company granted a non-plan option to an employee to purchase 50,000 shares of Common Stock at $1.25 per share which was equal to the fair market value on the date of grant. The option is exercisable for three years from the date of grant.

     On June 21, 1996, the Company granted non-plan options to two stock brokers to purchase 20,000 shares of Common Stock at $1.25 per share which was equal to the fair market value on the date of grant. The options are exercisable for three years from the date of grant.

     On August 1, 1996, the Company granted non-plan options to ten employees to purchase an aggregate of 95,000 shares of Common Stock at $1.75 per share which was equal to the fair market value on the date of grant. These options are exercisable for three years from the date of grant.

     On October 24, 1996, the Company granted non-plan options to two employees to purchase an aggregate of 40,000 shares of Common Stock at $2.25 per share which was equal to the fair market value on the date of grant. These options are exercisable for three years from the date of grant.

     On December 1, 1996, the Company issued non-plan options to two shareholders of Daily Rehabilitation Institute, Inc. in connection with the acquisition of that company. The options are to purchase an aggregate of 30,000 shares of Common Stock at $2.25 per share which was equal to the fair market value on the date of grant. The options expire on November 15, 1999.

     On December 26, 1996, the Company issued non-plan options to purchase 200,000 shares of Common Stock to David V. Hall at $2.00 per share which was equal to the fair market value on the date of grant. Mr. Hall then transferred these options to his two adult children who are also employees of the Company. The options are exercisable for three years from the date of grant.

401(k) PLAN

     The Company maintains a 401(k) employee retirement and savings program (the "401(k) Plan") for its employees. Under the 401(k) Plan, an employee may con- tribute up to 15% of his or her gross annual earnings, subject to a statutory maximum, for investment in one or more funds identified under the Plan. The Com- pany may in the future, with the approval of the Board of Directors, make matching contributions to participants in the 401(k) Plan. During the year ended May 31, 1996, the Company made no matching contributions to the 401(k) Plan.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     In connection with the acquisition of In-House Rehab, Inc. in September 1995, certain persons who were then Officers and Directors of the Company agreed to the cancellation of indebtedness owed to them by the Company as follows:
              NAME                      AMOUNT OF DEBT CANCELED
        ----------------                -----------------------
        Albert L. Blum                          $226,655
        Theodore Jackson                         176,915
        Fred B. Blum                              18,367
        Mark Jackson                             177,315
                                                --------
           Total                                $599,252

The indebtedness to these persons was a result of advances made for working capital and for debt service payments made for which the person was a personal guarantor, including interest accrued thereon.

     At February 28, 1997, the Company had contracts to provide physical, speech and occupational therapists to approximately 71 nursing homes of which 31 are either owned, operated or managed by Retirement Care Associates, Inc., a principal shareholder of the Company. During the year ended May 31, 1996, the Company billed approximately $5,129,000 in fees under agreements with Retirement Care Associates, Inc. During the nine months ended February 28, 1997, the Company billed approximately $6,175,704 in fees under these agreements. As of February 28, 1997, there were approximately $3,227,846 in accounts receivable relating to such services outstanding.

     As of February 28, 1997, Retirement Care Associates, Inc. owed the Company approximately $57,200 in connection with its original purchase during the fiscal year ended May 31, 1995, of shares of stock of In-House Rehab, Inc. which shares were subsequently exchanged for shares of the Company's Common Stock.

     David V. Hall and Robert J. Babine, Officers, Directors and principal shareholders of the Company personally guaranteed a $1,207,000 line of credit to the Company. As of May 31, 1996, $600,000 had been borrowed under this line of credit. Subsequently, the bank released these persons from their guarantees.

     As of May 31, 1996, David V. Hall, an Officer, Director and principal shareholder of the Company, owed the Company $43,000 for advances made to him. As of January 27, 1997, Mr. Hall had retired all but $16,221 of his obligations to the Company. In addition, as of May 31, 1996, Hallmark Communications, a company of which Mr. Hall is the majority owner, owed the Company $51,000 for advances made to it by the Company. As of January 27, 1997, Hallmark Communications owed the Company approximately $24,600.

     On December 26, 1996, the Company's Board of Directors granted non-qualified options to purchase 100,000 shares of Common Stock at $2.00 per share to Rebecca Krueger, the Company's Chief Operating Officer, under the Company's 1996 Stock Option Plan. The options are fully vested and expire three years after the date of grant.

ITEM 8.  DESCRIPTION OF SECURITIES.

COMMON STOCK

     The Company's Articles of Incorporation authorize the issuance of 20,000,000 shares of Common Stock, no par value. Each record holder of Common Stock is entitled to one vote for each share held on all matters promptly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

     Holders of outstanding shares of Common Stock are entitled to such divi-dends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liqui-dation.Holders of outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of the existing stockholders may be diluted.

WARRANTS

     During 1996, the Company issued Warrants to purchase an aggregate of 520,000 shares of Common Stock to certain investors in a private offering. The Warrants are exercisable at $2.50 per share and will expire on March 11, 1999.

OPTIONS

     The Company has issued a number of options to employees and others which are described herein in ITEM 6 - EXECUTIVE COMPENSATION.

PREFERRED STOCK AND SUBORDINATED CONVERTIBLE COMMON STOCK

     The Company's Articles of Incorporation authorize the issuance of 10,000,000 shares of Preferred Stock, $10.00 par value. The Board of Directors of the Company is authorized to issue the Preferred Stock from time to time in series and is further authorized to establish such series, to fix and determine the variations in the relative rights and preferences as between series, to fix voting rights, if any, for each series, and to allow for the conversion of Preferred Stock into Common Stock. At present, no Preferred Stock is issued or outstanding or contemplated to be issued.

     The Company's Articles of Incorporation also authorize the issuance of 1,200,000 shares of Subordinated Convertible Common Stock, no par value. No such shares are presently outstanding, and the Company has no intentions of issuing any such shares.

DIVIDENDS

     No dividends have been paid by the Company on any of its securities in the past and such dividends are not contemplated in the foreseeable future. Dividends will be dependent directly on earnings of the Company, financial needs, and other similar unpredictable factors and will be declared solely at the discretion of the Board of Directors.

REPORTS TO INVESTORS

     The Company intends to provide holders of its securities with annual reports containing financial statements. The Company also will issue quarterly or other interim reports to its stockholders as it deems appropriate.

TRANSFER AGENT

     American Securities Transfer, Inc., 938 Quail Street, No. 101, Lakewood, Colorado 80215, serves as the transfer agent for the Common Stock of the Company.

                                  PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     The principal market for trading the Company's Common Stock has been the over-the-counter market. Since December 1995, prices for the Company's Common Stock have been quoted on the OTC Bulletin Board. The trading symbol is currently "IHRB."

     The range of high and low bid quotations for the Company's Common Stock provided below were obtained from the OTC Bulletin Board and the National Quotation Bureau. The stock is principally owned or controlled by officers and directors, and the bid prices reported may not be indicative of the value of the Common Stock. The volume of trading in the Company's Common Stock has been very limited. The existence of an active trading market may not exist at any given time and shareholders may have difficulty selling their shares. These over-the-counter market quotations reflect inter-dealer prices without retail markup, markdown or commissions and may not necessarily represent actual transactions.

                                                     BID
                                               ---------------
             PERIOD                            HIGH        LOW
             ------                            ----       -----
    Quarter ended February 29, 1996            $1.25      $0.50
    Quarter ended May 31, 1996                 $1.75      $1.00

    Quarter ended August 31, 1996              $2.25      $1.75
    Quarter ended November 30, 1996            $2.25      $2.25
    Quarter ended February 28, 1997            $2.25      $2.00

     As of April 21, 1997, there were approximately 337 record holders of the Company's Common Stock. Based on securities position listings, the Company believes that there are approximately a total of 500 beneficial owners of the Company's Common Stock.


     The Company has paid no cash dividends on its Common Stock and has no present intention of paying cash dividends in the foreseeable future. It is the present policy of the Board of Directors to retain all earnings to provide for the growth of the Company. Payment of cash dividends in the future will depend, among other things, upon the Company's future earnings, requirements for capital improvements and financial condition.

ITEM 2.  LEGAL PROCEEDINGS.

     The Company and its subsidiaries are not currently parties to any litigation that management believes would have a material adverse effect on the financial condition or results of operations of the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     The Company has had no disagreements with accountants on accounting and financial disclosure. The Company changed accountants from Cordovano & Company, P.C. to Coopers & Lybrand L.L.P. in 1995.

     In September 1995, the Company engaged Coopers & Lybrand L.L.P. as its independent accountants for the Company's fiscal year ended May 31, 1996.
Also in September 1995, Cordovano & Company, P.C. were dismissed as the Company's independent accountants. Cordovano & Company, P.C.'s report on the financial statements for the fiscal years ended May 31, 1995 and 1994, contained no adverse opinion or disclaimer of opinion, nor was it qualified as to audit scope or accounting principles. However, Cordovano & Company, P.C.'s report dated July 31, 1995, included a paragraph raising concerns as to the Company's ability to continue as a going concern. At that time the Company had not yet acquired In-House Rehab, Inc., and had no significant opeations. The Company's Board of Directors made the decision to engage Coopers & Lybrand L.L.P. The Company has no audit or similar committee.

     In connection with the prior audit for the fiscal years ended May 31, 1995 and 1994, and during the interim period from May 31, 1995 to September 1995, there were no disagreements with Cordovano & Company, P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

     The Company did not consult with Cordovano & Company, P.C. with regard to any matter concerning the application of accounting principles to any specific transactions, either completed or proposed, or the type of audit opinion that might be rendered with respect to the Company's financial statements.

     The Company has requested that Cordovano & Company, P.C. review this disclosure and that firm has been given an opportunity to furnish the Company with a letter addressed to the Commission containing any new information, clarification of the Company's expression of its views, or the respect in which it does not agree with the statements made by the Company herein. Such letter is filed as an exhibit hereto.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     During its past three fiscal years, the Company issued securities which were not registered under the Securities Act of 1933, as amended (the "Act"), as follows:

     On September 29, 1995, the Registrant issued a total of 10,460,000 shares of its common stock to the following four shareholders of In-House Rehab, Inc., a Kentucky corporation ("IHR") in exchange for their shares of IHR, on a pro rata basis, in connection with the Company's acquisition of IHR:

                                                  SHARES OF COMMON
                NAME                                STOCK ISSUED
                ----                              ----------------
         David V. Hall                                 4,968,500
         Robert J. Babine                              1,046,000
         Terry K. Minton                                 784,500
         Retirement Care Associates, Inc.              3,661,000
                                                      ----------
             Total                                    10,460,000

     David V. Hall and Robert J. Babine are presently Officers and Directors of the Company, and Terry K. Minton served as an Officer of the Company after this transaction. Retirement Care Associates, Inc. is a publicly-held corporation of which Chris Brogdon, a Director of the Company, is President, Director and a principal shareholder. In connection with this offering, the Company relied on Section 4(2) of the Securities Act of 1933, as amended. The shares were offered for investment only and not for the purpose of resale or distribution, and the transfer thereof was appropriately restricted by the Registrant.

     During the period from March 1996 through August 1996, the Company sold units consisting of shares of its Common Stock to 34 accredited investors in a private offering. A total of 1,300,000 shares of Common Stock were sold in this offering for an aggregate of $1,625,000 in cash. In addition, the Company issued warrants to purchase an aggregate of 520,000 shares of Common Stock at $2.50 per share to three investors who invested at least $200,000 in the offering. The Company paid the following commissions for its services as a sales agent in this offering:

            Marion Bass Securities Corp.              $ 20,000
            Stockbridge Associates, Inc.                16,000
            Lawson Financial Corporation                 8,000
            La Jolla Securities Corp.                   65,000
                                                      --------
                                                      $108,000

     In addition, the Company issued options to purchase shares of the Company's Common Stock at $1.25 per share to Terry Lewis (to purchase 14,000 shares) and to La Jolla Securities, Inc. (to purchase 6,000 shares) as compensation for their services in connection with this private offering.

     With respect to these sales, the Company relied on Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder. Each investor was given a copy of a Private Placement Memorandum containing complete information concerning the Company, a Form D was filed with the SEC and the Company complied with the other applicable requirements of Rule 506. Each investor signed a subscription agreement in which he represented that he was purchasing the shares for investment only and not for the purpose of resale or distribution. The appropriate restrictive legends were placed on the certificates and stop transfer instructions were issued to the transfer agent.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     As permitted by Colorado law, the Company's Articles of Incorporation provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

     Pursuant to the provisions of the Colorado Business Corporation Act, the Company's Articles of Incorporation exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of Section 7-108-403 of the Colorado Business Corporation Act, or any transactions from which a director receives an improper personal benefit.

                                  PART F/S

FINANCIAL STATEMENTS. The following financial statements are filed as part of this Registration Statement:

                                                                 PAGE(S)
                                                                 -------
IN-HOUSE REHAB CORPORATION

Unaudited Consolidated Balance Sheet as of February 28, 1997...    F-1

Unaudited Consolidated Statement of Income for the nine months
ended February 28, 1997 and 1996...............................    F-2

Unaudited Consolidated Statement of Cash Flows for the nine
months ended February 28, 1997 and 1996........................    F-3

Notes to Unaudited Consolidated Financial Statements...........    F-5

Report of Independent Accountants..............................    F-8

Consolidated Balance Sheets as of May 31, 1996 and 1995........    F-9

Consolidated Statement of Operations for the year ended
May 31, 1996, and the period from September 21, 1994
(inception) through May 31, 1995...............................    F-10

Consolidated Statements of Stockholders' Equity for the
year ended May 31, 1996, and the period from September 21,
1994 (inception) through May 31, 1995..........................    F-11

Consolidated Statement of Cash Flows for the year ended
May 31, 1996, and the period from September 21, 1994
(inception) through May 31, 1995...............................    F-12

Notes to Consolidated Financial Statements.....................    F-14


TOTAL REHAB SOUTH, INC.

Interim Balance Sheet at February 29, 1996.....................    F-20

Interim Statements of Operations for the two-month periods
ended February 28, 1995 and February 29, 1996..................    F-21

Interim Statements of Cash Flows for the two-month periods
ended February 28, 1995 and February 29, 1996..................    F-22

Notes to Interim Financial Statements..........................    F-23


Report of Independent Certified Public Accountants.............    F-24

Balance Sheet at December 31, 1995.............................    F-25

Statement of Operations for the year ended December 31, 1995...    F-26

Statement of Stockholders' Deficit for the year ended
December 31, 1995..............................................    F-27

Statement of Cash Flows for the year ended December 31, 1995...    F-28

Notes to Financial Statements..................................    F-29


PRO FORMA FINANCIAL INFORMATION

Pro Forma Financial Data.......................................    F-31

Pro Forma Condensed Consolidated Statement of Operations
for the year ended May 31, 1996 (Unaudited)....................    F-32

                                   PART III

ITEM 1.  INDEX TO EXHIBITS AND ITEM 2. DESCRIPTION OF EXHIBITS

EXHIBIT
NUMBER      DESCRIPTION                     LOCATION
-------     -----------                     --------

  3.1       Articles of Incorporation,      Included with initial filing
            as amended

  3.2       Bylaws                          Included with initial filing

 10.1       1996 Stock Option Plan          Included with initial filing

 10.2       Employment Agreement with       Included with initial filing
            David V. Hall

 10.3       Employment Agreement with       Included with initial filing
            Robert J. Babine

 10.4       Lease Agreement on Office       Included with initial filing
            Space

 10.5       Contracts for Therapy           Included with initial filing
            Program Services with
            Affiliates

 10.6       Loan Agreement with Great       Included with initial filing
            Financial Bank and related
            Security Agreement and
            Promissory Note

 16         Letter from Cordovano &         Included with initial filing
            Company, P.C.

 21         Subsidiaries of the Small       Included with initial filing
            Business Issuer

 27.1       Financial Data Schedule -       Included with initial filing
            November 30, 1996

 27.2       Financial Data Schedule -       Included with initial filing
            May 31, 1996

 27.3       Financial Data Schedule -       Filed herewith electronically
            February 28, 1997

      IN-HOUSE REHAB CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET
February 28, 1997
(Unaudited)
                                  ASSETS
Current assets:

  Cash and equivalents                                         --
  Accounts receivable, less allowance for
    doubtful accounts of $50,000                       $5,870,180
  Other current assets                                     57,196
                                                       ----------
Total current assets                                    5,927,376
                                                       ----------
Equipment, at cost                                        197,844
Less accumulated depreciation                             (26,979)
                                                       ----------
                                                          170,865
Covenant not to compete, net of accumulated
  amortization of $200,601                                 38,184
Deferred tax asset                                         31,986

Other assets                                              306,562
                                                       ----------
                                                       $6,474,973

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings                                $2,537,849
  Bank overdraft                                           59,195
  Accounts payable                                        472,743
  Accrued expenses                                        353,560
  Deferred tax liability                                    9,298
                                                       ----------
Total current liabilities                               3,432,645

Stockholders' equity:
  Common stock                                          1,886,584
  Common stock subscription receivable                    (57,222)
  Retained earnings                                     1,212,966
                                                       ----------
                                                        3,042,328
                                                       ----------
                                                       $6,474,973

The accompanying notes are an integral part of this statement.

IN-HOUSE REHAB CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
For the Nine Months Ended February 28, 1997 and 1996
(Unaudited)
                                                       1997          1996
                                                    -----------  -----------
Revenues                                            $11,161,550  $ 3,501,953
                                                    -----------  -----------
Operating costs:
  Salaries, wages and benefits                        5,690,630    1,584,715
  Contract therapists                                 1,948,524      733,108
  Rental expense                                         98,097       55,131
  Provision for doubtful accounts                         2,764         -
  Other direct expense                                   35,631
  Depreciation                                           13,112        3,121
  Amortization                                          156,730        6,400
                                                    -----------  -----------
    Total                                             7,946,488    2,382,475

      Gross profit                                    3,216,062    1,119,478

Selling, general and ad-
  ministrative expenses                               1,609,781      645,903

      Income from operations                          1,606,281      473,575

Interest expense                                         91,794       42,188

     Income before taxes                              1,514,487      431,387

Provision for income taxes                              604,000      164,000

     Net income                                     $   910,487  $   267,387
                                                    -----------  -----------
Net income per common and common
  equivalent share                                  $      0.07  $      0.02

Weighted average number of common and
  common equivalent shares outstanding               13,637,632   11,501,173

The accompanying notes are an integral part of this statement.

IN-HOUSE REHAB CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the nine months ended February 28, 1997 and 1996
(Unaudited)
                                             1997             1996
                                          -----------      -----------
Cash flows from operating activities:
  Net income                              $   910,487      $   267,387


Adjustments to reconcile net income
to net cash used in operating
activities:

  Depreciation                                 13,112            3,121
  Amortization                                156,730            6,400
  Increase (decrease) in cash, net
   of effect of acquisition, resulting
   from changes in:
    Accounts receivable                    (2,556,125)      (1,553,241)
    Interest receivable                        (2,437)          (2,437)
    Other current assets                      (37,129)          (1,421)
    Other assets                             (110,954)          (1,650)
    Accounts payable                          (49,403)          33,181
    Accrued expenses                           77,231          136,229
    Income taxes                              (89,100)         105,000
                                          -----------      -----------
Net cash used in operating activities      (1,687,588)      (1,007,431)

Cash flows from investing activities:
  Purchase of equipment                      (120,455)         (34,504)
  Acquisition of two minor subsidiaries      (250,000)
                                          -----------      -----------
Net cash used in investing activities        (370,455)         (34,504)

Cash flows from financing activities:
  Issuance of common stock                    185,999                -
  Proceeds from stock subscription
    receivable                                   -               7,500
  Issuance of short-term borrowings         4,623,770        1,125,000
  Repayments of short-term borrowings      (2,810,921)        (125,000)
  Bank overdraft                               59,195                -
                                          -----------      -----------
Net cash provided by financing
  activities                              $ 2,058,043        1,007,500
                                          -----------      -----------
(Decrease) increase in cash
  and equivalents                                   -          (34,435)

Beginning cash balance                              -          103,687
                                          -----------      -----------
Ending cash balance                                 -      $    69,252

IN-HOUSE REHAB CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the nine months ended February 28, 1997 and 1996
(Unaudited)
(Continued)
                                             1997             1996
                                          -----------      -----------
Supplemental disclosure:
  Cash paid for interest                  $    57,137      $    25,784
  Cash paid for income taxes              $   694,492      $    59,000

Supplemental schedule of noncash
  financing activities:
    Issuance of short-term borrowings
      in connection with the purchase
      of Total Rehab South, Inc.                           $   500,000
    Acquisition of two minor subsidiaries $   144,228

The accompanying notes are an integral part of this statement.

IN-HOUSE REHAB CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.  BASIS OF PRESENTATION:

Effective December 9, 1996 Perennial Development Corporation changed its name to In-House Rehab Corporation (the Company).

The accompanying interim financial statements are presented in accordance with the requirements of Form 10-SB and consequently do not include all of the disclosures normally required by generally accepted accounting principles or those normally made in the Company's annual financial statements. Accordingly, the reader of these interim financial statements should refer to the Company's annual financial statements for the year ended May 31, 1996, included elsewhere herein, for additional information.

The accompanying financial statements have been prepared in accordance with the Company's customary accounting practices and have not been audited. All sub- idiaries are included. In management's opinion, all adjustments (which are of a normal recurring nature) necessary for a fair presentation of the results of op- rations for the nine-month periods ended February 28, 1997 and 1996 have been made.

2.  MAJOR CUSTOMER

At February 28, 1997, the Company had Contracts for Therapy Program Services with 71 nursing homes in the southeastern United States; 31 of these facilities are either owned, operated or managed by Retirement Care Associates, Inc.("Retirement Care"), a principal shareholder of the Company. The Company intends to increase the number of contracts it has with long-term care facilities operated by entities other than Retirement Care. However, the Company is currently highly dependent on its contracts with Retirement Care. If, for any reason, Retirement Care were to cancel some or all of these contracts (which could occur on as little as 60-days' notice), the Company's operations could be materially and adversely affected.

In February 1997, Retirement Care announced that it had entered into a merger agreement with Sun Healthcare Group, Inc. ("Sun Healthcare") pursuant to which Retirement Care would be merged into a subsidiary of Sun Healthcare. Sun Healthcare currently has a subsidiary which provides rehabilitation services. As a result it is anticipated that if the merger is completed at least some, and possibly all of these contracts will be terminated on as little as 60 days' notice. During the nine months ended February 28, 1997, contracts with Retirement Care facilities represented approximately $6,175,704 in revenue to the Company.

3.  NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE:

Net income per common and common equivalent share is based upon the actual weighted average number of common shares outstanding during each period plus the assumed exercise of dilutive stock options as follows:

                                          Nine Months Ended Februry 28,
                                             1997              1996
                                          -----------      -----------
Actual weighted average number of common
shares outstanding during the period       13,536,735       11,501,173

Common stock equivalents:

Dilutive effect of stock options
using the "Treasury Stock Method"              81,591                -

Dilutive effect of stock warrants
using the "Treasury Stock Method"              19,306                -
                                          -----------      -----------
   Totals                                  13,637,632       11,501,173

4.  SHORT TERM BORROWINGS:

On October 29, 1996, the Company terminated its existing $1,500,000 revolving line of credit agreement and established a new revolving line of credit agreement with another banking institution. The new revolving line of credit agreement pro- vides for advances up to $2,500,000, subject to a borrowing base formula. Borrowings bear interest at the prime rate plus .25% payable monthly, based upon the Company's leverage ratio. The revolving line of credit is collateralized by 75% of eligible receivables. All borrowings are due on demand. Borrowings as of February 28, 1997 are $2,400,000 (see Note 8).

5.  STOCKHOLDERS' EQUITY:

The changes in stockholders' equity for the nine months ended February 28, 1997 follows:
                                         Common Stock
                                Common   Subscriptions  Retained
                                Stock     Receivable    Earnings    Total
                              ---------- ------------- ---------- ----------
Balances at May 31, 1996      $1,700,585   $(54,785)   $  302,479 $1,948,279

Issuance of stock in
 conjunction with the
 private placement               185,999                             185,999

Accrued interest                             (2,437)                  (2,437)

Net income                                                910,487    910,487
                              ---------- ------------- ---------- ----------
Balances at February 28, 1997 $1,886,584   $(57,222)   $1,212,966 $3,042,328

6.  STOCK OPTIONS:

In October 1996, the Company's Board of Directors adopted the Company's 1996 Stock Option Plan (the "1996 Plan"). The 1996 Plan allows the Board to grant stock options from time to time to employees, officers and directors of the Com- pany and consultants to the Company. The Board has the power to determine at the time the option is granted whether the option will be an Incentive Stock Option (an option which qualifies under Section 422 of the Internal Revenue Code of 1986) or an option which is not an Incentive Stock Option. However, Incentive Stock Options will only be granted to persons who are key employees of the Com- pany. Vesting provisions are determined by the Board at the time options are granted. The total number of shares of Common Stock subject to options under the

1996 Plan is not to exceed 1,000,000. At February 28, 1997, there were options to purchase 112,000 shares at $2.00 per share outstanding under the 1996 Plan.

During the nine-month period ended February 28, 1997, the Company granted 439,000 non-1996 Plan options as follows:
                                          70,000 at 1.25
                                          99,000 at 1.75
                                          70,000 at 2.25
                                         200,000 at 2.00
                                         -------
                                         439,000

These options are exercisable for a period of three to four years from the date of grant. The option price equaled the market price of a share at the date the options were granted. As of February 28, 1997, no options have been exercised.

The Company's common stock has been quoted on the OTC Bulletin Board since December 1995 and the Company's Board of Directors have based their determination of the fair market value of the common stock on the closing bid quotations on the OTC Bulletin Board.

7.  NEW ACCOUNTING STANDARD:

The Company will adopt Statement of Financial Accounting Standards No. 128 "Earnings Per Share" for the year ended May 31, 1998 including interim periods. This accounting pronouncement requires the disclosure of basic and diluted earnings per share. The Company believes that, upon adoption, diluted earnings per share will approximate earnings per share as previously reported. Because the concept of basic earnings per share does not include the impact of common stock equivalents, such as stock options, basic earnings per share will be higher than diluted earnings per share.

8.  SUBSEQUENT EVENTS:

On March 3, 1997, the Company amended its revolving line of credit agreement with its banking institution to increase the line by $2,000,000 for a total line of credit of $4,500,000. Borrowings bear interest at the prime rate plus
 .25% payable monthly. The revolving credit line is collateralized by 75% of eligible receivables. All borrowings are due on demand.

In April 1997, the Company announced that it had entered into a letter agreement concerning the proposed acquisition of Quality Care and Rehab, Inc. ("QCR"), a privately-held provider of therapy services serving Louisiana, Mississippi and Arkansas. The acquisition would be in the form of a stock purchase, with the Company acquiring 100% of the stock of QCR in exchange for a combination of cash and Common Stock of the Company with a total value of $6 million. The transaction is contingent upon the results of a formal audit of QCR's financial statements, discovery associated with due diligence and the Company obtaining financing to fund the acquisition. The closing of this transaction would also be subject to the execution of a definitive agreement which would contain various representations and warranties of each party and which would require the approval of the directors of each company.

REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Stockholders
In-House Rehab Corporation
(formerly Perennial Development Corporation)

We have audited the accompanying consolidated balance sheet of In-House Rehab Corporation (formerly Perennial Development Corporation) (see fourth paragraph below) and Subsidiaries as of May 31, 1996 and 1995 and the related consolidated statements of operations, stockholders' equity, and cash flows for the year ended May 31, 1996 and the period from September 21, 1994 (inception) through May 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of In-House Rehab Corporation (formerly Perennial Development Corporation) and Subsidiaries as of May 31, 1996 and 1995 and the results of their operations and their cash flows for the year ended May 31, 1996 and the period from September 21, 1994 (inception) through May 31, 1995 in conformity with generally accepted accounting principles.

As more fully discussed in Note 1 to the consolidated financial statements, on September 29, 1995, In-House Rehab Corporation (formerly Perennial Development Corporation) acquired all the outstanding stock of In-House Rehab, Inc. The stock exchange was accounted for as a capital transaction similar to a reverse acquisition except that no goodwill was recorded and In-House Rehab, Inc. was deemed to be the acquirer for accounting purposes. Accordingly, the consolidated financial statements presented herein reflect the activities of In-House Rehab, Inc., using In-House Rehab, Inc's. historical cost basis.

/s/ Coopers & Lybrand LLP
COOPERS & LYBRAND LLP

Louisville, Kentucky
September 12, 1996, except as to the name change and pro forma information presented in Notes 1 and 2, respectively, for which the date is January 9, 1997

IN-HOUSE REHAB CORPORATION AND SUBSIDIARIES
(formerly PERENNIAL DEVELOPMENT CORPORATION)
CONSOLIDATED BALANCE SHEETS
May 31, 1996 and 1995

ASSETS
                                                       1996           1995
Current assets:
  Cash and equivalents                                       -     $ 103,687
  Accounts receivable, less allowance for
    doubtful accounts of $50,000 in 1996            $ 3,314,055      318,174
  Other current assets                                   20,067       14,873
                                                    -----------    ---------
Total current assets                                  3,334,122      436,734
                                                    -----------    ---------
Equipment, at cost                                       77,389       14,644
Less accumulated depreciation                            13,867        3,937
                                                    -----------    ---------
                                                         63,522       10,707
Covenant not to compete, net of accumulated
 amortization of $46,400 in 1996                        139,201            -
Deferred tax asset                                       31,986            -
Other assets                                              1,321        1,687
                                                    -----------    ---------
                                                    $ 3,570,152    $ 449,128
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Short-term borrowings                             $   725,000            -
  Accounts payable                                      522,146    $  97,181
  Accrued expenses                                      276,329       96,491
  Income taxes                                           89,100        2,500
  Deferred tax liability                                  9,298        1,300
                                                    -----------    ---------
Total current liabilities                             1,621,873      197,472

Stockholders' equity:
  Preferred stock, $10 par value; 10,000,000
   shares authorized; no shares issued and
   outstanding                                                -            -
  Common stock, no par value; 20,000,000
   shares authorized; 13,405,715 and
   10,460,000 shares issued and outstanding
   at May 31, 1996 and 1995, respectively             1,700,585      408,875
  Subordinated convertible common stock, no
   par value; 1,200,000 shares authorized;
   no shares issued and outstanding                           -            -
 Common stock subscriptions receivable                  (54,785)     (59,035)
 Deferred compensation costs                                  -       (6,400)
 Retained earnings (deficit)                            302,479      (91,784)
                                                    -----------     ---------
                                                      1,948,279       251,656
                                                    -----------     ---------
                                                    $ 3,570,152     $ 449,128

The accompanying notes are an integral part of the consolidated financial statements.

IN-HOUSE REHAB CORPORATION AND SUBSIDIARIES
(formerly PERENNIAL DEVELOPMENT CORPORATION)
CONSOLIDATED STATEMENTS OF OPERATIONS
for the year ended May 31, 1996 and the period from
September 21, 1994 (inception) through May 31, 1995
                                                                Period
                                                           September 21, 1994
                                           Year Ended          (Inception)
                                          May 31, 1996       To May 31, 1995
                                          ------------     ------------------
Revenues                                  $6,623,410           $ 335,404
                                          ----------           ---------
Operating costs:
  Salaries, wages and benefits             3,312,682             204,999
  Contract therapists                      1,229,340              92,429
  Rental expense                              86,544              15,030
  Provision for doubtful accounts             50,000                   -
  Depreciation                                 9,930               3,937
  Amortization                                52,800               4,975
                                          ----------           ---------
                                           4,741,296             321,370
                                          ----------           ---------
Gross profit                               1,882,114              14,034

Selling, general and administrative
  expenses                                 1,179,206             102,018
                                          ----------           ---------
Income (loss) from operations                702,908             (87,984)

Interest expense                              65,533                   -
                                          ----------           ---------
Income (loss) before income taxes            637,375             (87,984)

Provision for income taxes                   243,112               3,800
                                          ----------           ---------
Net income (loss)                         $  394,263          $  (91,784)

Net income (loss) per common share        $      .04          $     (.01)

Weighted average number of common,
and common equivalent shares
outstanding                               11,196,429          10,460,000

The accompanying notes are an integral part of the consolidated financial statements.

IN-HOUSE REHAB CORPORATION AND SUBSIDIARIES
(formerly PERENNIAL DEVELOPMENT CORPORATION)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY for the year ended May 31, 1996 and the period from September 21, 1994 (inception) through
May 31, 1995

                                          Common
                                         Stock Sub-  Deferred  Retained
                       Common Stock      scriptions Compensa-  Earnings
                     Shares     Amount   Receivable tion Costs (Deficit)    Total
                   ---------- ---------- ---------- ---------- --------- ----------
Issuance of common
 stock (Note 1)    10,460,000 $  408,875 $(157,500) $(11,375)            $  240,000

Deferred compensa-
 tion amortization                                     4,975                  4,975

Receipt of stock
 subscription
 payments                                  100,000                          100,000

Accrued interest                            (1,535)                          (1,535)

Net loss                                                      $(91,784)     (91,784)
                   ---------- ---------- ---------  --------  ---------  ----------

Balances at
  May 31, 1995     10,460,000    408,875   (59,035)  (6,400)   (91,784)     251,656

Acquisition of
 the Company (re-
 verse acquisition
 as explained in
 Note 1)            1,845,715    (29,364)                                   (29,364)

Issuance of stock
 in conjunction
 with the Private
 Placement          1,100,000  1,321,074                                  1,321,074

Deferred compensa-
 tion amortization                                    6,400                   6,400

Receipt of stock
 subscription
 payments                                    7,500                            7,500

Accrued interest                            (3,250)                          (3,250)

Net income                                                      394,263     394,263
                   ---------- ---------- ---------  --------  ---------  ----------
Balances at
 May 31, 1996      13,405,715 $1,700,585 $ (54,785)        -   $302,479  $1,948,279

IN-HOUSE REHAB CORPORATION AND SUBSIDIARIES
(FORMERLY PERENNIAL DEVELOPMENT CORPORATION)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the year ended May 31, 1996 and the period from
September 21, 1994 (inception) through May 31, 1995
                                                              Period
                                                           September 21,
                                           Year Ended     1994 (Inception)
                                          May 31, 1996    to May 31, 1995
                                          ------------    ---------------
Cash flows from operating activities:
  Net income (loss)                        $   394,263      $ (91,784)

  Adjustments to reconcile net income
   (loss) to net cash used in operat-
   ing activities:
    Depreciation                                 9,930          3,937
    Amortization                                52,800          4,975
    Allowance for doubtful accounts             50,000              -
    Deferred income taxes                      (23,988)         1,300
    Increase (decrease) in cash, net
     of effect of acquisition, resulting
     from changes in:
      Accounts receivable                   (2,145,881)      (318,227)
      Interest receivable                       (3,250)        (1,535)
      Other current assets                      (5,194)       (14,820)
      Other assets                                 366         (1,687)
      Accounts payable                         109,355         97,181
      Accrued expenses                         179,838         96,491
      Income taxes                              86,600          2,500
                                           -----------      ---------
       Net cash used in operating
        activities                          (1,295,161)      (221,669)

Cash flows from investing activities:
  Purchase of equipment                        (62,745)       (14,644)
  Purchase of Total Rehab South, Inc.         (510,601)             -
                                           -----------      ---------
       Net cash used in investing
        activities                            (573,346)       (14,644)

Cash flows from financing activities:
   Issuance of common stock                  1,291,710        340,000
   Proceeds from stock subscriptions
    receivable                                   7,500              -
   Issuance of short-term borrowings         1,625,000              -
   Repayments of short-term borrowings      (1,400,000)             -
   Bank overdraft                              240,610              -
                                           -----------      ---------
       Net cash provided by financing
        activities                           1,764,820        340,000
                                           -----------      ---------
(Decrease) increase in cash and
 equivalents                                  (103,687)       103,687

Beginning cash balance                         103,687              -
                                           -----------      ---------
Ending cash balance                                  -      $ 103,687
                           (Continued)

IN-HOUSE REHAB CORPORATION AND SUBSIDIARIES
(FORMERLY PERENNIAL DEVELOPMENT CORPORATION)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the year ended May 31, 1996 and the period from
September 21, 1994 (inception) through May 31, 1995
(Continued)
                                                               Period
                                                             September 21,
                                            Year Ended      1994 (Inception)
                                           May 31, 1996     to May 31, 1995
                                           ------------     ---------------
Supplemental disclosure:
 Cash paid for interest                    $    65,414              -
 Cash paid for income taxes                $   180,500              -

Supplemental schedule of noncash
 investing and financing activities:
  Issuance of short-term borrowings
   in connection with the purchase
   of Total Rehab South, Inc.              $   500,000              -
  Issuance of common stock                 $   225,000              -

The accompanying notes are an integral part of the consolidated financial statements.

IN-HOUSE REHAB CORPORATION AND SUBSIDIARIES
(FORMERLY PERENNIAL DEVELOPMENT CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND NATURE OF OPERATIONS:

Perennial Development Corporation (the Company) was formed under the laws of the State of Colorado in May 1985 for the purpose of engaging in real estate activities. In April 1987, the Company completed an initial public offering of its securities, and became listed on NASDAQ. The Company engaged in commercial land development operations. However, due principally to escalating adverse economic conditions in the real estate markets in which the Company was engaged, management eventually abandoned the development of all its projects. A combination of high leverage and severe liquidity problems forced management to dispose of the properties during the period from June 1989 to May 1994. Additionally, during the period from June 1989 through May 1995, the Company legally divested itself of all of its subsidiaries:
Blum-Jackson Company, Blum-Jackson Realty and Perennial Properties, Inc. On September 12, 1989, the Company filed a Form 15 and ceased being a reporting entity. As of September 29, 1995, the Company had no assets or operations and approximately $12,000 in total liabilities.

Effective December 9, 1996, the Company changed its name to In-House Rehab Corporation. All references to the Company herein refer to the Company and its subsidiaries.

On September 29, 1995, the Company acquired all of the outstanding stock of In-House Rehab, Inc. (IHR), a Kentucky corporation, in exchange for 10,460,000 shares of the Company's authorized, but unissued, common stock which represents 85% of the Company's common stock outstanding. Such shares were issued to the former stockholders of IHR. The stock exchange between IHR and the Company was accounted for as a capital transaction similar to a reverse acquisition except that no goodwill was recorded. As a result, IHR is deemed to be the acquirer for accounting purposes and is the accounting survivor and reporting successor. Also, there was a change in control of the Company, whereby all of the Company's officers and directors resigned, and new officers and directors selected by IHR were elected. The historical results of operations presented for the period May 31, 1995 through September 29, 1995 and for the period from September 21, 1994 (inception) through May 31, 1995 reflect the activities of IHR, using IHR's historical cost basis. The capital structure of IHR has been retroactively restated in the accompanying consolidated financial statements and notes thereto to reflect the number of shares received from the Company. Pro forma information is not presented since the transaction is not a business combination.

IHR was incorporated on September 21, 1994, and is engaged in providing, on a contract basis, physical, speech and occupational therapy personnel to long-term care providers.

In November 1995, IHR formed a wholly-owned subsidiary, In-House Staffing, Inc. (IHS), a Kentucky corporation, established for the purpose of providing services in recruiting rehabilitation therapists for the Company and its customers as well as other health care providers.

2.  ACQUISITIONS:

On September 29, 1995, the Company entered the health care industry through the acquisition of IHR. See Note 1 for further details.

On March 1, 1996, IHR acquired substantially all of the assets and liabilities of Total Rehab South, Inc. (TRS), a Georgia corporation, in a transaction accounted for as a purchase. TRS is based in Tampa, Florida and engaged in a business similar to IHR. IHR purchased TRS's net assets of $1,237,442 including a noncompete agreement in the amount of $412,442 for $1,010,601 (including acquisition costs of $10,601). The purchase price comprised $510,610 in cash and a note payable in the amount of $500,000 due in four monthly installments of $125,000.

The excess of the fair value of the net assets acquired over the purchase price referred to as "negative goodwill," aggregated $237,442. In accordance with the provisions of APB 16, the negative goodwill has been offset against the noncompete agreement. The following is a summary of the allocation of the purchase price:

               Accounts receivable            $  900,000
               Noncompete agreement              185,601
               Less liabilities assumed          (75,000)
                                              ----------
               Purchase price                 $1,010,601

The results of operations of TRS have been included in the consolidated results of operations of the Company from the date of acquisition.

The following table presents unaudited pro forma results of operations data as if the acquisition of TRS described above had occurred on September 21, 1994.

                                                        Period from
                                                        September 21,
                                                           1994
                                                        (Inception)
                                       Year Ended         Through
                                      May 31, 1996      May 31, 1995
                                      ------------      ------------
                                                 Unaudited

Revenue                               $9,325,553         $ 694,782
Net income (loss)                        220,622          (147,783)
Net income (loss) per share                  .02              (.01)

The pro forma information includes adjustments for amortization of the non-compete agreement and interest expense that would have been incurred to finance the purchase with related income tax effects. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transactions been effected on the assumed dates.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation: The consolidated 1996 financial statements include the accounts of the Company, its wholly-owned subsidiary, IHR, and IHR's wholly-owned subsidiaries, IHS and TRS. All significant intercompany transactions have been eliminated.

Cash and Equivalents: Cash and equivalents includes highly liquid investments with an original maturity of three months or less. The cash management system provides for daily investment of available balances and the funding of outstanding checks when presented for payment. Outstanding but unpresented checks totaling $240,610 at May 31, 1996 have been included in accounts payable. Upon presentation for payment, they will be funded through available cash balances or the revolving credit/demand loan agreement.

Depreciation: Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Amortization of Noncompete Agreement: The noncompete agreement is amortized over one year beginning March 1996 on a straight-line basis.

Net Income (Loss) per Common Share: Net income (loss) per common share is based on the weighted average number of shares of common stock outstanding during the year. Stock warrants were not considered in the computation as their effect would be anti-dilutive.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications: Certain reclassifications have been made to the May 31, 1995 financial statements of the Company. These reclassifications had no effect on previously reported net loss.

4.  MAJOR CUSTOMER:

Approximately $5,129,800 or 77% of all revenue for the year ended May 31, 1996 and $1,528,000 or 49% of the balance of accounts receivable at May 31, 1996 relate to one customer who is a stockholder and related party of the Company. At May 31, 1995 the balance of accounts receivable and all revenue for the period from September 21, 1994 (inception) through May 31, 1995 relate to the same customer.

5.  ACCOUNTS RECEIVABLE:

Accounts receivable on May 31 consist of the following:

                                                1996           1995
                                             ----------      --------
Trade accounts receivable                    $1,509,333             -
Accounts receivable - related party           1,629,722      $318,174
Due from Private Placement Trustee
  (all received in June 1996)                   225,000             -
                                             ----------      --------
                                              3,364,055       318,174
Allowance for doubtful accounts                  50,000             -
                                             ----------      --------
Net accounts receivable                      $3,314,055      $318,174

6.  SHORT-TERM BORROWINGS:

On June 23, 1995, IHR entered into a revolving line of credit agreement with a bank which provided for advances up to $500,000, subject to a borrowing base formula. On February 20, 1996 and March 15, 1996, the agreement was amended to increase the line by $500,000 for a total line of credit of $1,500,000. As of May 31, 1996, advances up to $900,000 are available. Borrowings bear interest at the prime rate plus 0.50% to 2.50% payable monthly, based upon the Company's leverage ratio. The revolving line of credit is collateralized by substantially all of IHR's assets. At May 31, 1996, approximately $1,207,000 of the revolving credit line was guaranteed by certain of the stockholders. All borrowings are due on demand. Borrowings as of May 31, 1996 are $600,000. Additionally, the final installment of $125,000 on the note payable to TRS (see Note 2) was outstanding as of May 31, 1996.

7.  ACCRUED EXPENSES:

Accrued expenses at May 31 consist of the following:

                                                 1996          1995
                                               --------      --------
Compensation and benefits                      $187,094      $ 42,100
Taxes (other than taxes on income)               24,155        32,510
Other                                            65,080        21,881
                                               --------      --------
                                               $276,329      $ 96,491
8.  INCOME TAXES:

Through March 31, 1995, the Company's stockholders elected to report the operations of the Company on their individual federal and state income tax returns (Subchapter S election). The loss for that period was reported on such income tax returns. The accompanying consolidated financial statements contain no provision or benefit related to federal or state income taxes for that period. Effective April 1, 1995, the Company terminated its Subchapter S election.

The provision for income taxes consists of the following:

                                                 1996          1995
                                               ---------     --------
Current payable:
  Federal                                      $ 231,296     $  1,875
  State                                           35,804          625
                                               ---------     --------
    Total currently payable                      267,100        2,500

Deferred:
  Federal                                        (20,754)         975
  State                                           (3,234)         325
                                               ---------     --------
    Total deferred                               (23,988)       1,300
                                               ---------     --------
    Total provision                            $ 243,112     $  3,800

Deferred taxes are recognized for the future tax consequences of temporary differences between the amounts reported in the Company's financial statements and the tax basis of its assets and liabilities. Primary differences giving rise to the Company's deferred tax assets and liabilities are as follows:

                                        1996                    1995
                                Assets    Liabilities   Assets    Liabilities
                                -------   -----------   -------   -----------
Noncompete agreement            $16,889
Accrued vacation                 15,097
Depreciation                                $9,298
Reinstatement of deferred
 taxes upon termination of
 Subchapter S election                                              $1,700
Other                                                    $400
                                -------     ------       ----       ------
    Total deferred taxes        $31,986     $9,298       $400       $1,700

Based on the Company's prior earnings and the sufficiency of income to be utilized in the carryback years, it is more likely than not that the net deferred tax assets for 1996 will be realized. Therefore, no valuation allowance has been established to reduce deferred tax assets for 1996.

Reconciliation of the federal statutory rate and the effective income tax rate at May 31, 1996 follows:

                                              1996             1995
                                              ----             ----
     Federal statutory rate                   34.0%           (34.0)%
     State income taxes, net of federal
      income tax benefit                       3.3             (3.3)
     Effect of losses relating to S
      Corporation status                         -             41.0
     Other                                      .9               .6
                                              ----             ----
     Effective income tax rate                38.2%             4.3%

9.  LEASE OBLIGATIONS:

The Company rents office space, certain office equipment and vehicles under operating leases expiring at various dates through April 1998. These leases generally include one or more renewal options. Approximate future minimum rentals on all noncancelable operating leases in effect at May 31, 1996 are as follows:
                1997                                $55,000
                1998                                 42,000
                1999                                  6,800
                2000                                    700

Lease expense was approximately $37,000 and $15,000 for the year ended May 31, 1996 and the period from September 21, 1994 (inception) to May 31, 1995, respectively.

10.  COMMON STOCK AND STOCK WARRANTS:

On March 12, 1996, the Company offered 2,000,000 shares of no par value common stock in a private placement at $1.25 per share.

As of May 31, 1996, the Company had issued 1,100,000 shares of the no par value common stock for net proceeds of approximately $1,321,000, which will be utilized for future acquisitions. The net proceeds include a stock receivable from the Private Placement Trustee at May 31, 1996 of $225,000.

Investors who purchased at least eight units (each unit consists of 20,000 shares) also received warrants to purchase 20,000 shares of common stock for each unit purchased. The warrants are exercisable at $2.50 per share and will expire three years from the date of the Private Placement, March 12, 1999.

As of May 31, 1996, 360,000 warrants had been issued in conjunction with the Private Placement.

11.  STOCK SUBSCRIPTIONS RECEIVABLE:

The Company had stock subscriptions receivable of $54,785 and $59,036 at May 31, 1996 and 1995, respectively. Such subscriptions receivable bear interest at 6.5-8.5% per annum and are payable on or before September 30, 1996.

12.  STOCK COMPENSATION:

During the period from September 21, 1994 (inception) through May 31, 1995, 1,830,500 shares (175 shares prior to the recapitalization) of common stock were issued in conjunction with certain officers' employment contracts. The awards were recorded at the estimated market value of the shares at the time the shares were awarded. The total market value of the shares, $11,375, was treated as unearned compensation and is being charged to expense over the one-year period of the related employment contract. This unearned compensation was fully amortized at May 31, 1996.

13.  MULTI-EMPLOYER 401(k) PLAN:

IHR is one of four companies that participate in a multi-employer 401(k) plan which was created in 1996. All employees are eligible to participate on the first day of the month following their date of hire. The Company made no contributions to the plan during 1996.

14.  RELATED PARTY TRANSACTIONS:

The Company provides services to a major customer who is a stockholder and a related party. See Note 4 for further discussion.

Two stockholders, who are also employees of the Company, owe approximately $58,000 in total to the Company for advances as of May 31, 1996.
Additionally, a company owned by a stockholder of the Company owed approximately $51,000 and $2,000 for advances as of May 31, 1996 and 1995, respectively.

15.  NEW ACCOUNTING STANDARDS:

     In October 1995, the FASB issued SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, which encourages, but does not require, companies to measure the compensation cost of stock-based compensation plans at the grant date based on the fair value of the stock-based award. Companies may continue accounting for stock-based compensation under APB Opinion 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, provided the company discloses the pro forma effects on net income and earnings per share had the new accounting requirements been applied. This statement is effective for the Company's fiscal year ending May 31, 1997 annual financial statements. The Company intends to continue accounting for stock-based compensation awards under the provisions of APB 25.

                     TOTAL REHAB SOUTH, INC.
             INTERIM BALANCE SHEET, February 29, 1996

                           (Unaudited)
                    __________________________

          ASSETS
Current assets:
  Accounts reeivable                              $ 1,023,305
  Deferred income taxes                                46,000
  Other current assets                                  7,200
                                             ___________
                                             $ 1,076,505
                                                      ___________

          LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
  Checks drawn in excess of cash on deposit       $    33,917
  Accounts payable                               114,265
  Accrued wages and salaries                          131,402
  Advances from related parties                       346,580
  Advance toward purchase                             500,000
  Payroll taxes                                        24,942
  Other current liabilities                             7,350
                                             ___________

                    Total current liabilities       1,158,456

Stockholders' deficit:
  Common stock                                       500
  Accumulated deficit                                 (82,451)
                                             ___________
                                                 (81,951)
                                             ___________
                                             $ 1,076,505
                                                      ___________

            See notes to interim financial statements.

                     TOTAL REHAB SOUTH, INC.

                 INTERIM STATEMENTS OF OPERATIONS
        FOR THE TWO-MONTH PERIODS ENDED FEBRUARY 28, 1995
                      AND FEBRUARY 29, 1996

                           (Unaudited)
                    _________________________

                                                   1995          1996
                                                 ________     _________
Revenues                                   $ 74,065     $ 810,607
                                                 ________     _________
Operating costs:
  Salaries, wages, benefits and payroll taxes      32,620       521,900
  Contract therapists                               540          64,051
  Other                                         25          22,137
                                         ________     _________
                                              33,185       608,088
                                                 ________     _________
          Gross profit                     40,880       202,519

Selling, general and administrative expenses       28,235       136,778
                                                 ________     _________
          Income from operations                12,645           65,741

Interest expense                                     -       3,471
                                                 ________     _________
          Income before income tax provision    12,645        62,270

Income tax provision                              2,500          13,000
                                                 ________     _________
          Net income                           $ 10,145     $  49,270
                                                 ________     _________
Net income per common share                   $  20.29     $   98.54
                                                 ________     _________

            See notes to interim financial statements

                     TOTAL REHAB SOUTH, INC.
                 INTERIM STATEMENTS OF CASH FLOWS

        FOR THE TWO-MONTH PERIODS ENDED FEBRUARY 28, 1995
                      AND FEBRUARY 29, 1996
                           (Unaudited)
                        __________________
                                               1995        1996
                                                      _________     _________
Cash flows from operating activities:

   Net income                                $  10,145     $  49,270
   Adjustments to reconcile net income to net
     cash used in operating activities:
       Deferred income taxes                              -          13,000
       Increase (decrease) in cash resulting
         from changes in:
      Accounts receivable                          (65,583)     (211,773)
      Accounts payable                               10,620        20,055
       Accrued wages and salaries                    26,558           940
       Payroll taxes                                  1,302      (328,640)
       Other current liabilities                      2,500        (1,770)
                                               ________     _________

          Net cash used in operating activities    (14,458)     (458,918)
                                                      ________     _________
Cash flows from financing activities:
   Issuance of common stock                             500               -
   Checks drawn in excess of cash on deposit             -       33,917
   Advances from related parties                     27,100        (87,558)
   Advance towards purchase                                -        500,000
                                              ________     __________

          Net cash provided by financing activities      27,600        446,359
                                                      ________     __________

Increase (decrease) in cash                          13,142        (12,559)

Cash, beginning of period                               -        12,559
                                                      ________     __________

Cash, end of period                                $ 13,142  $        -
                                                      ________     __________

Supplemental disclosure:
   Cash paid for interest                         $      -     $    3,471
                                                  ________     __________

            See notes to interim financial statements.

              NOTES TO INTERIM FINANCIAL STATEMENTS
                           (Unaudited)
                        _________________

1.   BASIS OF PRESENTATION:

     In the opinion of management, the accompanying interim financial statements contain all adjustments (which are of a normal recurring nature) necessary for a fair presentation of financial condition and results of operations. These notes should be read in conjunction with the notes to the financial statements for the year ended December 31, 1995, included herein.

2.   ADVANCES FROM RELATED PARTIES:

     Advances from related parties consists of the following:

            Note payable to stockholder             $ 150,000
            Advance from related entity               196,580
                                                    _________

                                                    $ 346,580
                                                    _________

3.   ADVANCES TOWARD PURCHASE:

     Advance towards purchase represents an advance of the $500,000 cash payment required under the Sales Agreement to be effective March 1, 1996. In addition, $500,000 in short-term notes were issued to consummate the acquisition of Total Rehab South, Inc. by In-House Rehab, Inc.

        REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
In-House Rehab, Inc.

We have audited the accompanying balance sheet of Total Rehab South, Inc. as of December 31, 1995, and the related statements of operations, stockholders' deficit, and cash flows for the year then ended (initial period). These financial statements are the responsibility of the Company s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Total Rehab South, Inc. as of December 31, 1995, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

/s/ Ecken & Smith, P.S.C.
ECKEN & SMITH, P.S.C.

Louisville, Kentucky
January 9, 1997

                     TOTAL REHAB SOUTH, INC.
                 BALANCE SHEET, December 31, 1995
                     ________________________
          ASSETS
Current assets:
  Cash                                                $    12,559
  Accounts reeivable                                  811,532
  Deferred income taxes                                59,000
  Other current assets                                  7,200
                                             ___________

                                             $   890,291
                                                      ___________

          LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Accounts payable                           $    94,210
  Accrued wages and salaries                          130,462
  Advances from related parties                       434,138
  Payroll taxes                                       353,582
  Other current liabilities                             9,120
                                             ___________

                    Total current liabilities       1,021,512

Stockholders' deficit:
  Common stock                                       500
  Accumulated deficit                                (131,721)
                                             ___________

                                                (131,221)
                                             ___________

                                             $   890,291
                                                      ___________

The accompanying notes are an integral part of the financial statements.

                     TOTAL REHAB SOUTH, INC.
                     STATEMENT OF OPERATIONS

      for the year ended December 31, 1995 (initial period)
                    _________________________

Revenues                                      $ 2,250,914
                                                     ___________
Operating costs:
  Salaries, wages, benefits and payroll taxes      1,614,369
  Contract therapists                                 168,410
   Other                                           77,321
                                               ___________

                                                 1,860,100
                                                     ___________

          Gross profit                           390,814

Selling, general and administrative expenses          577,829
                                                     ___________

          Loss from operations                      (187,015)

Interest expense                                        3,706
                                                     ___________

          Loss before income tax benefit            (190,721)

Income tax benefit                               59,000
                                                     ___________

          Net loss                            $  (131,721)
                                                     ___________

Net loss per common share                         $   (263.44)
                                                     ___________

The accompanying notes are an integral part of the financial statements.

                     TOTAL REHAB SOUTH, INC.
                STATEMENT OF STOCKHOLDERS' DEFICIT
      for the year ended December 31, 1995 (initial period)
                    _________________________

                              Common Stock
                             ($1 par value,
                              1,000 shares
                               authorized)
                             _______________
                                                 Accumulated
                             Shares   Amount       Deficit        Total
                             ______   ______     ___________    _________

Issuance of common stock      500     $  500                    $     500

Net loss                                          (131,721)      (131,721)
                              ______________     _________      _________

Balances, December 31, 1995   500     $  500     $(131,721)     $(131,221)
                              ___     ______     _________      _________

The accompanying notes are an integral part of the financial statements.

                     TOTAL REHAB SOUTH, INC.
                     STATEMENT OF CASH FLOWS
      for the year ended December 31, 1995 (initial period)
                      ______________________

Cash flows from operating activities:
   Net loss                                  $ (131,721)
   Adjustments to reconcile net loss to net
     cash used in operating activities:
       Deferred income taxes                         (59,000)
       Increase (decrease) in cash resulting
         from changes in:
      Accounts receivable                          (811,532)
      Other current assets                           (7,200)
      Accounts payable                                94,210
       Accrued wages and salaries                    130,462
      Payroll taxes                             353,582
      Other current liabilities                        9,120
                                               _________

          Net cash used in operating activities    (422,079)
                                                      _________
Cash flows from financing activities:

   Issuance of common stock                              500
   Advances from related parties                     434,638
                                              _________

          Net cash provided by financing activities      434,638
                                                      _________

Increase in cash                                      12,559

Cash, beginning of year                                   -
                                                      _________

Cash, end of period                                $  12,559
                                                      _________

Supplemental disclosure:
   Cash paid for interest                         $   3,907
                                                  _________

The accompanying notes are an integral part of the financial statements.

                     TOTAL REHAB SOUTH, INC.
                  NOTES TO FINANCIAL STATEMENTS
                    _________________________

1.   ORGANIZATION AND OPERATIONS:

     Total Rehab South, Inc. (the Company, TRS) was incorporated in December 1994 and commenced operations in January 1995. The Company is engaged in providing, on a contract basis, physical, speech and occupational therapy personnel to long-term healthcare providers, principally in the Southeastern United States.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     (a)  USE OF ESTIMATES:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (b)  NET LOSS PER COMMON SHARE:

          Net loss per common share is based on the weighted average number of shares of common stock outstanding during the year.

     (c)  INCOME TAXES:

          Income taxes (benefits) are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due (refundable) plus deferred taxes. Deferred taxes are recognized for operating losses that are available to offset future taxable income.

3.   ADVANCES FROM RELATED PARTIES:

     Advances from related parties consists of the folowing:

          Note payable to stockholder           $ 150,000
          Advance from related entity             284,138
                                                  ---------
                                                  $ 434,138

The note payable to stockholder is payable on demand and bears interest at twelve percent (12%). Interest expense for the year ended December 31, 1995 amounted to $3,706. The advance from related entity is payable on demand to a company with similiar stock ownership as that of TRS. The advances are noninterest bearing.

4. INCOME TAXES:

     Income tax benefit in the accompanying statement of operations represents deferred income taxes relating to utilization of the Company s net operating loss carryforward, as follows:

               Federal                 $ 49,000
               State                     10,000
                                          --------
                                   $ 59,000

                    _________________________

No valuation allowance is provided against the related deferred tax asset in that realization of the asset is more likely than not.

5.   SUBSEQUENT SALE OF COMPANY:

     On March 1, 1996, TRS sold substantially all its assets for a price of $1 million. Under the Sales Agreement, the purchaser acquired accounts receivable in the amount of $900,000 and assumed accounts payable of $75,000. The purchase price consisted of $500,000 in cash and four monthly installments of $125,000. In connection with the sale, the Company and its stockholders entered into a Noncompetition Agreement for a period of one year.

IN-HOUSE REHAB CORPORATION

PRO FORMA FINANCIAL DATA

On March 1, 1996, the Company acquired substantially all of the assets and liabilities of TRS. The acquisition was accounted for using the purchase method of accounting. The following table sets forth the unaudited pro forma results of operating data for the year ended May 31, 1996, as if the acquisition of TRS had occurred on June 1, 1995. The historical operating data for the Company for the year ended May 31, 1996 have been derived from the audited financial statements of the Company. The historical operating data for TRS for the period June 1, 1995 through February 29, 1996 have been derived from the historical unaudited financial statements of TRS. The pro forma statement of operations does not purport to represent what the Company's results of operations would actually have been had the acquisition, in fact, occurred on such date, or to project the Company's results of operations at any future date or for any future period. This summary data is qualified by and should be read in conjunction with the financial statements and the related notes thereto and the other financial information contained in the Form 10-SB.

IN-HOUSE REHAB CORPORATION
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS for the year ended May 31, 1996
(unaudited)

                                Historical
                                      Total Rehab
                          In-House     South For
                           Rehab       the Period
                        Corporation   June 1, 1996
                        for the Year    Through
                        Ended May 31, February 28,  Pro Forma
                            1996          1996     Adjustments      Pro Forma
                        ------------  -----------  -----------     -----------

Revenues                 $ 6,623,410  $ 2,702,143            -   $ 9,325,553
Operating costs            4,741,296    2,239,020  $   139,201(a)  7,119,517
                         -----------  -----------  -----------   -----------
Gross profit               1,882,114      463,123     (139,201)    2,206,036

Selling, general and
 administrative
 expenses                  1,179,206      600,637            -     1,779,843
                         -----------  -----------  -----------   -----------

Income (loss)
 from operations             702,908     (137,514)    (139,201)      426,193

Interest expense              65,533        7,177       68,216(b)    140,926
                         -----------  -----------  -----------   -----------

Income (loss) before
 income taxes                637,375     (144,691)    (207,417)      285,267

Provision for (benefit
 of) income taxes            243,112      (49,100)     (82,967)(c)   111,045
                         -----------  -----------  -----------   -----------

Net income (loss)        $   394,263  $   (95,591) $  (124,450)  $   174,222

Net income (loss) per
 common and common
 equivalent share        $      0.04  $     (0.01) $     (0.01)  $      0.02

Weighted average number
 of common and common
 equivalent shares
 outstanding              11,196,429   11,196,429   11,196,429    11,196,429
                           (Continued)

IN-HOUSE REHAB CORPORATION
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS, Continued

a) Adjustments to operating costs reflect increases in amortization expense, which was calculated as follows:

     Pro forma amortization expense -
     covenant not to compete for the year
     ended May 31, 1997                         $ 185,601

     Historical amortization expense -
     covenant not to compete for the period
     March 1, 1996 through May 31, 1996           (46,400)
                                                ---------
                                                $ 139,201

(b) The adjustment to interest expense was calculated based upon the acquisition debt of $1,010,601 at 9% for the period June 1, 1995 through February 29, 1996.

(c) Pro forma income tax benefit was calculated at the statutory federal and state tax rate of 40%.

                                 SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange
Act of 1934, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                  IN-HOUSE REHAB CORPORATION

                                  By:/s/ David V. Hall
                                     David V. Hall, President

Date: April 28, 1997